The Reality of Risk

ChoicePoint® 2001 ANNUAL REPORT

ChoicePoint AND ITS BUSINESSES

ChoicePoint provides information solutions to mitigate the risks that threaten so many facets of our personal and business lives. Capitalizing on robust data and unique databases – and technological expertise to analyze that data and add intelligence to it – ChoicePoint is a leading provider of identification and credential verification services to business, government, and individual customers. By transforming data into Actionable Intelligence™, ChoicePoint helps those customers reduce risk and better manage business relationships.

	BUSINESS	OVERVIEW	PRODUCTS
BUSINESS & GOVERNMENT	WorkPlace Solutions 	The leading U.S. provider of pre-employment background screening and drug testing administration services	• Applicant and employee background screening and drug testing administration • Automated criminal background check (National Criminal File) • Online screening for mid-market businesses (ScreenNow™) • Theft contributory database (Esteem®) • Driver database management services
	Public Records 	A leading provider of online and on-demand public record due diligence and identification information	• Online database searches (AutoTrackXP®, ChoicePoint Online, DEBTOR Discovery℠) • Credit applicant verification information (Signal IVS℠) • Criminal locator system (C.L.A.W.S.®) • Vendor credentialing (VendorScreen Plus™) • On-site document retrieval (ChoiceDocs™)
	Precision Marketing 	A growing provider of marketing databases and data-driven marketing programs	• Comprehensive marketing database (Market*View*℠) • Data analytical services (ChoicePoint Attract™) • Lead generation services (ChoicePoint Direct*Link*™) • Teleservices
INSURANCE	Property & Casualty Personal Lines 	The leading provider of underwriting and claims information products to U.S. personal lines (automotive and homeowners) insurers	• Auto and property claims database (C.L.U.E.® Auto and C.L.U.E. Property) • Motor vehicle reports and driver history database • Vehicle identification (VIN Services℠) • Credit reports (NCF™ – National Credit File)
	Property & Casualty Commercial Lines 	A leading U.S. provider of commercial insurance policy rating and issuance software, and the leading U.S. outsourcer of commercial property inspections and workers' compensation audits	• Policy rating and underwriting software (Commercial Intellisys®, Producer Intellisys™) • Field audits and surveys • Consulting and outsourcing services

ChoicePoint common stock trades on the New York Stock Exchange (NYSE) under the symbol CPS.

ChoicePoint, headquartered in the Atlanta area, is organized into two business segments: Business & Government Services and Insurance Services. Business & Government Services includes the WorkPlace Solutions, Public Records, and ChoicePoint Precision Marketing businesses. Insurance Services includes the Property & Casualty Personal Lines and Property & Casualty Commercial Lines businesses.

CUSTOMERS	CAPABILITIES	2001 MILESTONES
• Strong position among Fortune 1000 companies • Vertical market focus in retail, technology, telecom, energy, financial services, security providers, temporary staffing, and others • Growing presence with mid-market employers	• Nationwide screening capabilities through nine service centers • Exceptional access to data, including 20 million records in proprietary National Criminal File • Online customer access to products and databases	• Significantly increased market share • Integrated four acquisitions, including Pinkerton screening business • Successfully launched four new products: ScreenNow mid-market product, National Criminal File, Driver Qualification File, and Rapid Drug Testing
• Federal, state, and local government agencies • Legal and professional service firms • Fortune 500 companies • Investigative companies	• Access to more than 14 billion public records • Database of 2-plus million international business credentialing records • Retrieval of more than 15,000 records from courthouses daily	• Completed significant technology and product integration efforts following 2000 merger with DBT Online, Inc. (DBT) • Successfully launched new RenterData℠, DEBTOR Discovery, Signal IVS, and LienGuard® • Completed shift from product to vertical market focus
• Insurance companies and agents • Mortgage companies • Consumer finance companies • Financial institutions	• One of the industry's largest multisource prospecting files • "End-to-end" capabilities • Specialist in F.C.R.A. pre-screened offerings	• Acquired Marketing Information & Technology, Inc. (MITI), bringing enhanced technology and entry into non-insurance marketplace • Launched ChoicePoint Direct*Link* browser-based direct marketing system • Delivered revenue growth in down market
• Major U.S. personal auto and homeowners insurance companies	Robust data resources, including: • 90% of U.S. auto claims (more than 175 million records) • 80% of U.S. homeowners claims (more than 60 million records) • Access to all three major credit bureaus	• Strong revenue growth from all product lines • Developed Current Carrier℠ database for next contributory offering
• Commercial insurance companies	• Comprehensive software development and support capabilities (Windows- and Internet-based operating systems) • Full property audit and survey services	• Achieved record revenues • Launched suite of products to underwrite, rate, and produce policies • Acquired insurance commercial business processing center • Completed new technology platform • Expanded its audit and survey capabilities

A NOTE TO OUR SHAREHOLDERS

Just as ChoicePoint's products and services are designed to help customers use the power of information to make better business and personal decisions, this Annual Report is designed to help investors make better investment decisions. We're committed to providing Plain English answers to your questions – not simply in response to concerns in today's financial markets, but as part of a long-standing commitment to full disclosure.

Let's talk first about the independence of public accountants. At ChoicePoint, the Board of Directors has placed strict limits on the amount and scope of non-audit work permitted by our Independent Public Accountants. We've previously disclosed two off-balance sheet items: a synthetic lease on our headquarters building and a financial tool that allows us to sell accounts receivables (funds owed us for products and services) without recourse. You'll find information on them and other commitments in the Management's Discussion & Analysis and Notes sections.

You'll also find information on the 20 acquisitions made during the 1999 -2001 period in the Notes, as well as an extensive discussion of ChoicePoint's employee benefits, including the 401(k) Profit Sharing Plan. I'm proud that we have a high level of associate share ownership through the plan – and that we offer a wide variety of investment options for retirement funds, only one of which is ChoicePoint Common Stock.

As you consider our company's performance and prospects, I encourage every shareholder to review the group of outstanding business, finance, and social services leaders you've elected to ChoicePoint's Board of Directors to guide your company. I'm extremely proud of their accomplishments (in business and the community) and their commitment to the highest standards of corporate governance. They – and all of us at ChoicePoint – are committed to building shareholder value and trust in the years to come.



Derek V. Smith
Chairman, President, and Chief Executive Officer

FINANCIAL HIGHLIGHTS*

(In thousands, except per share and employee data)	2001	2000	1999	1998	1997
Revenue	**$655,967**	$593,533	$507,858	$466,132	$460,661
Financial information excluding merger-related costs, unusual items, and gain (loss) on sale:					
Operating income	**148,370**	119,002	83,157	72,850	60,067
Net income	**83,138**	64,402	42,179	39,380	30,672
EPS, diluted **	**1.27**	1.02	0.69	0.65	0.52
Financial information including merger-related costs, unusual items, and gain (loss) on sale:					
Operating income	**119,508**	90,053	83,270	77,899	67,896
Net income	**50,334**	43,822	42,197	42,315	35,045
EPS, diluted **	**0.77**	0.69	0.69	0.70	0.59
Total assets	**832,392**	704,439	667,780	623,165	442,126
Debt	**158,816**	142,276	187,790	192,217	96,050
Total shareholders' equity	**484,821**	401,069	319,309	243,465	204,328
EBITDA***	**207,882**	172,621	131,745	112,522	93,744
Employees (full-time equivalents)	**4,200**	4,200	4,000	3,800	3,900

**All financial information has been restated to reflect the merger of ChoicePoint and DBT Online, Inc., which has been accounted for as a pooling of interests, and the stock splits paid in the form of stock dividends effective November 24, 1999 and March 7, 2001.*

***EPS for 1997 assumes pro forma diluted shares outstanding of 59.2 million due to the spin-off in August 1997.*

****EBITDA represents earnings before interest, taxes, depreciation, and amortization, excluding merger-related costs, unusual items, and gain (loss) on sale of business.*

CONTENTS



The Power of Information

Information – about people, businesses, and assets – is the most powerful tool to mitigate risk and create a safer and more secure society. Information can break down the dangerous "shield of anonymity" that characterizes so many of our business and personal relationships today. And ChoicePoint, more than any other company, is positioned to provide that information.


The Reality of Risk

A Perspective from
Derek V. Smith,
Chairman, President, and
Chief Executive Officer

Since the inception of ChoicePoint, we've often struggled with the right way to talk about risk.

We live in a world where the rapid pace of technological change has created a dangerous combination: increased risk and a more anonymous society. But communicating the full implications of this change has been challenging.

When we talked about the danger of hiring an employee with an undisclosed criminal history of violent behavior, many people assumed we were simply referring to the business risk. The less obvious connection to the personal risk involved – as a co-worker or as a customer interacting with this individual – was often not understood.

When we raised concerns about the impact of the increasing number of anonymous relationships we enter into every day – relationships with business partners or service providers we don't really know – once again, the message came across primarily as one focused on financial risk, a fear of fraud or monetary loss, not one of reputational damage or physical safety.

Even when we talked about our commitment to using information to create a safer, more secure society, the message often didn't hit home with any sense of personal urgency.

To some extent, these reactions were predictable. To many Americans, talk of the increasing risks we face in our society were easily dismissed as problems we simply didn't face here at "home."

All these dynamics shifted and, tragically, life changed on September 11, 2001, a day that redefined the reality of risk.

A New Awareness

While our business premise and our message haven't changed, that day's terrible events – and the stories that subsequently revealed how the terrorists had lived among us anonymously while plotting and executing their heinous acts – caused many Americans, for the first time, to seriously begin questioning how much we really know about those we and our loved ones interact with on a daily basis. How much, for example, do you know about your employees, suppliers, business partners, or the people running the day care center your children attend every day?

CREATING A SAFER WORLD
To Protect Children and Other At-Risk Populations


Smarter Decisions.
Safer World.

Every day, millions of us entrust our children, elderly parents, and even ourselves to the care of volunteers who generously donate time to social service agencies, youth activities, hospitals, and other "care-giving" organizations.

The vast majority of these people are dedicated individuals, but the close interaction they have with our children and others demands that they truly merit the trust we place in them.

That's why, in 2001, ChoicePoint began working with several leading national youth organizations to develop a new volunteer screening service that leverages the background screening capabilities of ChoicePoint's WorkPlace Solutions business.

ChoicePoint has paid for all development costs as part of our commitment to use information to help create a safer and more secure world. We will offer the screening services at only a nominal cost to qualified organizations.

We are also continuing our work with the National Center for Missing and Exploited Children (NCMEC). Every 48 hours ChoicePoint's information technology, donated to NCMEC, helps reunite a missing child with their families. (You can learn more about these efforts at www.choicepoint.net.)

The Power of Information: at ChoicePoint, we're using it to protect children – and to help create a safer and more secure society.



Lauren Waits
ChoicePoint Philanthropy

ChoicePoint has for many years been looked to as the premier provider of information products to help our customers better understand with whom they are doing business. Now, more than ever, our challenge of "Do You Know the Risks You Face?" contains a message our current and potential customers, and the public at large, are beginning to better understand.

The Root Cause of the New Risk Environment

Today's heightened risk environment doesn't exist because terrorists found new ways to elude airport security. It doesn't exist because job applicants found new ways to be dishonest, or because scam artists have created new businesses to engage in fraudulent practices.

It exists because we're now in an era where we're living in a global society of unlimited human mobility...

Where time is our most precious resource and we're increasingly competing based on speed...

Where we're connected to a vast web of service providers and partners we know little about...

And where all of this is empowered by technology with instantaneous information exchange, overloading us with data we have no time to digest.

In this new environment, it's easy for a "shield of anonymity" to emerge, making it difficult for us to really assess the risks we face and manage them against our own personal set of risk tolerances.

Not long ago, we personally knew the people we interacted with every day – the neighbors and businesses in our local communities. Today, we're working in a virtual world, interacting, partnering, and relying on people we don't know – people who can have a tremendous impact on our business and personal lives.

Solutions That Work

Information – about people, businesses, and assets – is the most powerful tool to mitigate risk in this new society. Effectively integrated into our personal and business decision processes and the processes of those we depend on, information can be used to help identify and "credential" people and businesses before we enter into relationships with them.

And once we establish relationships, as new information becomes available, consensual monitoring tools and alert services can be constructed to warn us of changes that may affect our previous risk decisions.

We've worked with our insurance customers for years, using data and analytics to assess risk. More recently, we've built the leading pre-employment screening business in America, helping the Fortune 1000 make safer hiring decisions, and we've built a leading online public records company helping governments, corporations, and professional service firms better understand their business relationships. Using information to mitigate risk in our new society isn't futuristic thinking – solutions are available today, and new solutions are emerging every day.

We have the ability, for example, to create customized authentication solutions – credentialing individuals using a biometric key – to manage rights and privileges, whether the solution involves someone trying to board an airplane or someone applying for a caregiver position in a volunteer

CREATING A SAFER WORLD

To Bring Justice: To the Guilty and the Innocent



In February 2002, millions of viewers of ABC's *"20/20"* and "The Oprah Winfrey Show" saw the power of information help solve one of our society's most violent, demeaning crimes. The players: the *"20/20"* investigative team, ChoicePoint Consultant (and former New York City Police Commissioner) Howard Safir, the Baltimore Police Department, and ChoicePoint's Bode Technology Group, a leading DNA testing laboratory.

The stories involved rape, a crime committed in the U.S. every six minutes, and the power of DNA testing to bring justice to victims.

It began when Howard Safir, then Police Commissioner, learned there were tens of thousands of "rape kits" containing untested DNA samples in police files throughout the country. The problem: lack of funding.

When *"20/20"* learned of Howard's concerns – and Bode's willingness to provide DNA testing – the news program took the lead and approached the Baltimore Police Department, which agreed to reexamine 50 unsolved rape cases using DNA testing by Bode.

Testing solved five rape cases and provided the evidence that helped free a man wrongly accused as a rapist.

Today, ChoicePoint is supporting efforts to reduce the backlog of rape evidence and we're assisting organizations that work with death row inmates who did not have access to DNA testing at the time of trial.

The Power of Information: at ChoicePoint, we're using it to find justice – and to help create a safer and more secure society.



Left to right:

Mark Peterson
Nursery Initiatives

Paul Bunting
International

organization. Our DNA laboratory is using leading-edge science and technology to help identify criminals and, at the same time, free those wrongfully convicted. We are creating instant screening solutions to assist financial institutions in their anti-money laundering efforts. Solutions such as these, when combined with data monitoring technologies to identify actions or patterns that raise red flags, are powerful information tools to address the new realities of risk.

The Responsible Use of Information

As I've discussed in previous Annual Reports, there is, in today's information economy, tremendous social value or "social utility" in personal information. By social utility, we mean the fundamental role that information can play in protecting members of society from the risk of an uninformed decision. At the same time, the growing debate over the loss of personal privacy and the irresponsible use of personal information is completely valid.

We have been trusted stewards of personal information for decades, and we've set the standard for the responsible use of information in our industry. We believe that we can harness the power of information to reduce risk and still balance the individual's desire for privacy. That belief has always been the foundation of our business model, and we remain totally committed to our privacy principles.

A Safer, More Secure Society

At ChoicePoint, we've built a strong company using information to reduce risk. But from the start, it wasn't just the business opportunities that drove us. Yes, we've been successful in applying that vision commercially, but our real pride comes from the ways we use information to create critical, societal benefits: protecting our children, supporting our country's law enforcement professionals, and helping families in crisis, such as those of the victims of September 11th.

There are so many ways we can use information to improve our world. On page three, we talk about a new service we're developing to help assure that the millions of volunteers who work with our children, the elderly, and other vulnerable populations really merit the positions of trust they hold.

On page five, you learned how we're using DNA testing to bring justice in cases of rape. And on page seven, we describe ChoicePoint's efforts to help New York City recover from the World Trade Center tragedy – and how we are using information to make travel and transportation safer in the future.

I'm proud of the efforts of all of our associates during the past twelve months, and I appreciate the support of our shareholders as we continue to build our company. I believe the future continues to hold great opportunity for ChoicePoint as we commit our data, resources, and expertise to helping create a safer, more secure society for all of us.



Derek V. Smith
Chairman, President, and
Chief Executive Officer

CREATING A SAFER WORLD

To Bring Closure to Tragedy – and New Safety to Transportation



The tragedy of September 11th wasn't just the loss of life. It was also the scope and speed of the destruction, which left so many families unable to find or identify their loved ones' remains.

Immediately following the attacks, ChoicePoint donated information technology to the State of New York and New York City, helping locate victims' families and even, using public records, determining if victims owned pets – pets that might be alone in homes or apartments.

Later, ChoicePoint's Bode Technology Group was selected to lead the largest mass disaster DNA identification ever undertaken, analyzing up to 100,000 DNA bone fragments from victims or samples provided by their families. The work was a difficult and emotional task, but Bode's people were committed to helping bring some measure of closure to victims' families.

Moving forward, ChoicePoint is dedicated to reducing the likelihood of such a tragedy ever happening again, working with major airlines, transportation groups, various government agencies, and others to find ways to leverage our information resources to make travel and transportation safer. Options under discussion include enhanced pre-employment screening for transportation employees, identification verification and validation for passengers, business credentialing for vendors and suppliers involved in the transportation network, and other identification and credentialing technologies, including biometric applications.

The Power of Information: at ChoicePoint, we're using it to bring closure to victims of a national disaster – and to help create a safer and more secure society.



Thomas Bode, Sr.
Bode Labs

A Business Model to Mitigate Risk

ChoicePoint is uniquely positioned to provide information solutions to mitigate risk.

Information, coupled with physical security, offers the best opportunity to create a safer and more secure society. At best, physical security is a "last line of defense," while information – about people, businesses, and assets – can provide the insight and intelligence necessary to identify potential problems well before they reach that last line.

ChoicePoint's business model, comprised of four key elements, was built to mitigate risk.

1. Robust data and unique databases:

We're the leading aggregator of data about people, businesses, and assets.

2. Exceptional technological capabilities:

We have the ability to collect and analyze data, to extract Actionable Intelligence from it, and then quickly provide that intelligence – in formats that enhance its value – to our customers.

3. A commitment to the responsible use of information:

We have been the trusted stewards of personal information for decades, and we've set the standard for the responsible use of information in our industry.

4. A unique organization and culture:

We're more than data and technology. We've created a high-performance culture where entrepreneurial people can strive to create a safer and more secure society through the responsible use of information.

On the following pages, you'll learn how we leverage ChoicePoint's business model in each of our businesses, building market leadership for ChoicePoint, creating value for our customers, and – ultimately – mitigating risk.



The Business: the nation's leading provider of pre-employment background screening and drug testing administration services.

The Risk Environment: the heightened awareness of employment risks is prompting more comprehensive pre-employment screening and a move toward reverification of current employees' credentials and backgrounds. Increasingly, small business owners are *initiating or expanding screening.*

Differentiating Capabilities: a national presence, WorkPlace Solutions is the only fully integrated provider of drug testing administration and background investigations and exceptional data resources.

The Reality of Risk

WorkPlace Solutions

Mitigating Risk in Hiring and Employing People



In a typical year, companies and organizations hire more than 20 million people, relying on resumes and employment applications for much of the information they use in those hiring decisions.

But is that information accurate? Are job candidates really who they claim to be? Is there anything in their backgrounds — say, a disciplinary action from a professional group or even a criminal conviction — that could create potential liability or even disqualify them from the position under consideration?

The risks are real. It's estimated, for example, that 67 percent of all job applications and resumes contain misrepresentations. More seriously, ChoicePoint research has found that more than 10 percent of people applying for such sensitive positions as airline baggage handlers and nursing home attendants had prior criminal convictions.

Clearly, the risks associated with hiring are serious. ChoicePoint's WorkPlace Solutions business, the nation's leading provider of pre-employment screening and drug testing administration services, is well positioned to help employers large and small mitigate that risk.

THE WORKPLACE SOLUTIONS LEADERSHIP TEAM



Left to right:

Jim Collins
Sales

Janet Cortez
Marketing

Myron Blackmon
Operations Leader

John Pate
Employment Operations

Left to right:

Dave Cook
Vice President and
Market Leader

Fran McFate
Employment Operations

Andy Guberman
Records

David Eades
Drug Testing Operations

Overview

A combination of aggressive new business development and growth through acquisition helped WorkPlace Solutions achieve significant revenue and market share growth in 2001. This largely offset the economic recession and the significant reduction in overall hiring activity, which negatively affected the volume of both criminal background investigation and drug testing.

During 2001, WorkPlace Solutions completed four acquisitions: ABI Consulting, Inc., a leading third-party administrator of workplace drug and alcohol testing; BTi Employee Screening Services, Inc., an experienced pre-employment background screening organization; National Medical Review Offices Inc., a drug testing specialist; and the pre-employment and drug testing businesses of Pinkerton's, Inc.

The business also aggressively implemented efforts to expand the scope and level of services provided to existing customers.

New Products and Services

The National Criminal File was launched to cost effectively broaden the depth of background checks for employers. With access to 20 million criminal records across the U.S., this first-of-a-kind product increases the likelihood of identifying potential risks. It is generally marketed as an add-on to other checks or, with consent, to reverify existing employees.



WorkPlace Solutions has a strong presence among Fortune 1000 companies, but in today's heightened risk environment, mid-market firms represent a significant opportunity. To target them, we introduced ScreenNow, a high-speed, Web-based service that simplifies background screening and provides a top-tier type of service to mid-size employers. Its ease of use and pricing are drawing small and mid-market companies to start screening for the first time.

Other new products included Driver Qualification File Management System, a program to collect and manage commercial driver qualification documentation; a series of instant drug testing products; and – acquired along with the Pinkerton business – Esteem, a contributory database with information on individuals terminated after admitting theft from their retail employers.

Looking Ahead

Today's heightened risk environment is a positive for WorkPlace Solutions. Several trends suggest a strong opportunity for this business to grow dramatically in 2002 and beyond, including:

- The trend among employers to broaden the scope of background screening to identify potential risks.
- A growing interest in "reverification" of companies' current employee base, again to identify potential risks.
- New products and pricing, which are drawing many first-time customers into the screening market.

Additional positives include revenues anticipated from recent new product launches, opportunities to cross-sell additional services to existing customers, and the trend for employers to outsource pre-employment background screening.





The Business: a leading provider of public record due diligence and identification information to business, industry, and federal, state, and local government agencies.

The Risk Environment: threats today are more numerous due to the growing prevalence of "anonymous" business and personal relationships, the increasing level of fraud and misrepresentation, and the increased mobility of Americans.

Differentiating Capabilities: databases including more than 14 billion public records, technology to provide customers access to data products available both online and on demand, and a strategy focused on key vertical markets.

The Reality of Risk

Public Records Group

Mitigating Risk in Business and Personal Relationships



Too often in today's virtual world, we don't know the people or organizations with whom we're dealing. Does the low bidder on a project really have the financial resources to complete it? Does a subcontractor have the necessary licenses — or the insurance — to meet certification standards?

Are the people applying for various government assistance programs really entitled to the benefits? Are medical providers enrolling in Medicare and Medicaid qualified to do so?

On a more personal level, what do you really know about the assisted care facility you're considering for your parents?

Public records — data on individuals, businesses, and assets — can answer these and many other questions. They help business and government make better decisions, and they help the law enforcement community locate people and assets.

As a leading provider of this information, ChoicePoint's Public Records business provides answers and intelligence to strip away the "shield of anonymity" and reduce risk.

THE PUBLIC RECORDS LEADERSHIP TEAM



Left to right:

Kelly McLoughlin
Marketing

Jeff Piefke
Operations Leader

Carolyn Pace
Sales

Left to right:

Marty Fagan
Vice President and
Market Leader

Jane Rafeedie
Small Business

During the year, ChoicePoint also transformed the business from one focused on products to one targeting key vertical markets.

Overview

Integration, "verticalization," and optimization topped the agenda at Public Records in 2001, as ChoicePoint continued to capitalize on the benefits of its 2000 merger with DBT, a leading provider of public record information. During the year, the business successfully combined the two companies' technology operations and product offerings. It also began retooling product offerings, in line with a shift to a vertical market focus.

During the year, ChoicePoint transformed the business from one focused on products to one targeting key vertical markets. This redirection, which has proven successful in other ChoicePoint businesses, permits us to offer customer-targeted information solutions marketed by specialists familiar with an industry's specific challenges.

Stronger revenues in the unit's public sector, banking/finance, and insurance markets were offset by recession-related declines in the legal and investigative markets.

One emerging trend: increased use of public records to credential smaller businesses, one of the fastest-growing segments in today's rising risk environment.

New Products and Services

The Public Records business targets four primary markets: public sector (government and law enforcement), legal, banking/financial, and health care. In each, it offers a range of products accessing public records data on individuals, businesses, and assets.

New products introduced in 2001 included:

- RenterData, an online resident screening solution that includes information on evictions, criminal history, and credit.
- DEBTOR Discovery, an Internet-based product which locates people and assets.
- Signal IVS, an identity verification application that red flags misrepresented consumer information and possible identity theft.
- LienGuard, an Internet-based UCC (Uniform Commercial Code) filing product to determine the status of property ownership.
- Qualifier.net®, an online system to qualify Medicare and Medicaid providers and eliminate fraud.

Looking Ahead

With most of the ChoicePoint/DBT integration complete and the vertical market approach in place, the combined business entered 2002 with good momentum, organizationally and operationally.

As a leading provider of public records to federal, state, and local governments, the business should benefit from the public sector's expanded intelligence and homeland security efforts. In the private sector, the growing awareness of the cost and prevalence of fraud and misrepresentation is an additional positive. The business should also benefit from 2001's new product introductions.

From a operational perspective, completion of a multiyear effort to build a new technology platform should enhance product customization, analytical capabilities, and productivity.





The Business: a full-service "end-to-end" provider of marketing databases and data-driven direct marketing programs, including prospect targeting, customer retention, and cross-selling to existing customers.

The Risk Environment: when your direct marketing offers include pre-screened firm offers of credit or insurance, you can't afford to make mistakes.

Differentiating Capabilities: exceptional data, including a national prospect database of more than 220 million consumers, backed by one of the industry's broadest spectrums of technology solutions.

The Reality of Risk

ChoicePoint Precision Marketing

Eliminating Risk and Capitalizing on Opportunity



Advertising and marketing represent major expenditures for most companies, and a growing priority is targeting the right audiences for those expenditures. How can you make certain you deliver the right message to the right people at the right time?

Just as data can eliminate risk in business and personal relationships, it can also eliminate risks — and enhance opportunities — in the marketing arena by ensuring that companies identify the right prospects for their products and services.

Increasingly, companies are relying on ChoicePoint Precision Marketing, with its unique blend of marketing and data capabilities, to capitalize on those opportunities.

THE CHOICEPOINT PRECISION MARKETING LEADERSHIP TEAM



Left to right:

John Beal
Analytics

Scott Wheeler
Operations Leader

Left to right:

David Lee
Executive Vice President

Bunny Randall
Print Fulfillment Operations

Steve Scruton
Sales

Glenn Goodroe
TeleServices

Overview

The recession clearly reduced overall marketing expenditures throughout the economy. To cope with the downturn, the business intensified customer acquisition and retention efforts and cost containment. Overall revenues were up by single digits from 2000.

Three initiatives – a restructuring to improve margins, a continued growth-by-acquisition strategy to expand markets, and new product development to better meet customer needs – have positioned ChoicePoint Precision Marketing well for 2002 and beyond.

The business significantly expanded its presence in direct marketing in July of 2001 when it acquired Marketing Information & Technology, Inc. (MITI), a leading provider of large-scale direct marketing systems for Fortune 500 clients. The acquisition enhanced the operation's technological capabilities and broadened its markets, which had previously focused primarily on insurance.

This represented the third direct marketing acquisition for ChoicePoint since 1998.

These initiatives – a restructuring to improve margins, a continued growth-by-acquisition strategy to expand markets, and new product development to better meet customer needs – have positioned ChoicePoint Precision Marketing well for 2002 and beyond.

New Products and Services

The MITI acquisition expanded the unit's prospecting database (Market*View*) into the non-insurance market.

In November, the business unit unveiled ChoicePoint Direct*Link*, a customizable, browser-based Customer Relationship Management and prospect generation system. The product permits distributed field forces to quickly and easily order targeted lists, mail pieces and telephone follow-up services.

Looking Ahead

ChoicePoint Precision Marketing is well prepared to capitalize on the economic recovery widely expected in the second half of 2002. The upturn should bring an increase in overall customer marketing expenditures – especially for direct marketing, with its highly targeted messaging and audiences.

With three acquisitions since 1998, the near-term focus remains leveraging the inherent marketing and cost-saving synergies. Beyond those synergies, however, the business unit's acquisitions and new products have provided entrée into new markets, which represent significant longer-term growth opportunities.





The Business: a leading provider of underwriting information products to the U.S. Property & Casualty Personal Lines (automobile and homeowners) insurance market.

The Risk Environment: the risk environment in this sector of the industry is growing, due to larger claims sizes and levels, as well as the increased incidence of insurance fraud.

Differentiating Capabilities: exceptional data, including proprietary data warehouses (90 percent of all U.S. auto claims and 80 percent of all homeowner claims), plus extensive public and "permissible use" data such as motor vehicle reports, vehicle ownership information, and additional household drivers information.

The Reality of Risk

Property & Casualty Insurance

PERSONAL LINES

Mitigating Risk in Personal Insurance



Every year, nearly 170 million people apply for or renew automobile or homeowners insurance. They want to be evaluated on their own merits, not those of some similar demographic or overall "likeness."

How can insurers provide the individualism consumers demand? How can they validate the information applicants provide — and acquire supplemental information to accurately assess the risk and rate the policy?

ChoicePoint's Property & Casualty Personal Lines business provides industry-leading data solutions, along with powerful analytic and predictive modeling capabilities, to help prevent fraud and ensure more accurate policy rating. The result: fair premiums for consumers and fewer underwriting mistakes for insurance companies.

THE PROPERTY & CASUALTY INSURANCE – PERSONAL LINES LEADERSHIP TEAM



Left to right:

Greg Sheldon
Technology Operations

Brenda Pomeroy
Applications Development

Left to right:

Richard Collier
Vice President and Market Leader

Bill Madison
Sales

Overview

The Personal Lines business enjoyed strong revenue growth across all of its product lines during 2001, thanks to trends in the insurance industry and new products and services developed to capitalize on those trends.

The private passenger automobile and residential property insurance market has experienced a significant decline in profitability over the last several years, and 2001 was no different. Increasing premiums have caused many policyholders to reprice their insurance, which has increased the demand for Personal Lines' risk information. At the same time, insurers have become more aggressive in marketing, and these efforts have caused substantial "policy churn" as consumers find less expensive coverage.

From a product perspective, insurers continue to distribute product orders directly to their agents. Agents have begun ordering information to determine which type of carrier they can place the business with early in the underwriting process, thus increasing total transaction levels above application order levels. Additionally, insurers are increasingly using insurance scores as a primary placement, eligibility, and rating factor, which again has increased Personal Lines' transaction volumes.

To meet those needs, Personal Lines offers a broad array of information products. These include insurance "scoring" offerings that combine claims and credit information to predict risk, along with contributory database products (such as C.L.U.E. Auto and C.L.U.E. Property) that provide detailed claims histories for policy applicants.



The C.L.U.E. (Comprehensive Loss Underwriting Exchange) databases permit insurers to access up to five years of prior claim information to assist in the underwriting and rating process.

To make its information products more valuable to insurers, Personal Lines has developed extensive Point-of-Sale capabilities, which deliver critical information to agents at the point of quote. Doing so helps insurance providers significantly improve the productivity of the policy underwriting process.

In addition, thanks to its December 2000 acquisition of RRS Police Records Management, Inc. (now ChoicePoint Police Records), Personal Lines saw revenue gains from its expanded services to insurance company claims departments.

New Products and Services

During 2001, Personal Lines completed development of the database and delivery system for its new Current Carrier product, scheduled for market introduction in mid-2002.

Current Carrier – a contributory database, like the C.L.U.E. products – will help insurers determine whether a policy applicant currently has coverage and whether he or she has let coverage lapse during the last five years. Statistics show a high correlation between lapses in coverage and the incidence of future claims, so Personal Lines anticipates good market acceptance of this new product.

Looking Ahead

Increasing levels of "price shopping" resulting in continued gains for its Point-of-Sale products should continue to drive stronger demand for Personal Lines' information products. And by the second half of 2002, the new Current Carrier product should also begin generating revenue, joining an already strong stable of offerings.





The Business: a leading U.S. provider of commercial insurance policy rating and issuance software and the leading U.S. outsourcer of commercial property inspections and workers' compensation audits.

The Risk Environment: intense competition within the insurance industry itself and concerns over potential losses (including those from terrorist attacks) are increasing risks in this arena of the insurance industry.

Differentiating Capabilities: complete underwriting software development and support capabilities across all operating systems, comprehensive consulting and outsourcing services, and a national field audit/survey capability.

The Reality of Risk

Property & Casualty Insurance

COMMERCIAL LINES

Mitigating Risk in Commercial Insurance



How can an insurance provider accurately assess the risks involved in insuring a commercial property? Just as importantly, in today's extremely competitive insurance marketplace, how can they do it quickly and cost effectively — not just the underwriting, but the field inspections and audits necessary to accurately gauge risk acceptability and policy pricing?

How can they restructure their own organizations, blending in-house capabilities with outsourced services, to meet both customer service and financial performance targets?

To answer those questions, commercial insurance companies increasingly rely on ChoicePoint's Property & Casualty Commercial Lines business.

THE PROPERTY & CASUALTY INSURANCE – COMMERCIAL LINES LEADERSHIP TEAM



Left to right:

Jeffery Glazer
Insurity

Bob Wickizer
Commercial Specialists

Left to right:

Dan Rocco
Executive Vice President

Tom Brierley
Finance & Administration

Yara Montminy
Insurity Operations

The Commercial Lines business is extremely well positioned to continue its strong revenue growth.

Overview

The Commercial Lines business experienced significant revenue growth in 2001, driven by dramatically expanded product offerings and strategic acquisitions, as well as a growing, industry-wide trend toward outsourcing.

The business includes two units: Insurity and ChoicePoint Commercial Specialists (CPCS).

Insurity, formerly known as PRC, provides customized policy-processing software that helps its customers rate and price commercial insurance policies more accurately and profitably. Introduction of Internet technology, along with two recent acquisitions – VIS'N Service Corporation and Insurity Solutions, Inc. – broadened its business outsourcing and consulting capabilities.

CPCS provides field audits and surveys, providing its customers national coverage. By focusing on increased quality and service levels for its products, CPCS posted its strongest ever performance.

New Products and Services

During the year, Insurity introduced a suite of products under the Commercial Intellysis brand name. Commercial Intellysis is a fully integrated underwriting, rating, and policy production system, and it runs on a variety of operating platforms. Another new product, Producer Intellysis, extends the powerful capabilities of Commercial Intellysis to its customers' producers, agents, and clients using Internet browser technology.

In 2001, CPCS introduced a Web-based order delivery and tracking system that allows customers to access audit and survey results faster and more efficiently.

Looking Ahead

The Commercial Lines business is extremely well positioned to continue its strong revenue growth. Its customers are increasingly embracing outsourcing, as they focus on reducing costs in a very competitive marketplace. Additionally, its leading edge technology and integrated systems products allow the business to offer a broad range of services to customers and leverage its position as commercial insurance experts.



Operational and Financial Strengths



Doug Curling
Chief Operating Officer

To Our Shareholders:

By any measure – revenue, operating margins, earnings, or cash flow – in 2001 we delivered record results. That's a testament to the strength of our business model and the ability of our people to deliver strong, consistent financial results in the toughest economy we've seen since going public.

Just as importantly, we continued to invest in new product development and strategic acquisitions to fuel future growth – and in upgrades to our data factories to support that growth.

The financial markets clearly appreciated our performance and our future opportunities, as the price of ChoicePoint common stock grew by 16 percent in a down market. Our market capitalization now exceeds $3 billion, up from approximately $500 million when we went public in 1997.

Strong, Consistent Financial Results

Revenues from continuing operations increased 17 percent in 2001. We're especially proud of our Insurance Services segment, where organic growth increased sequentially each quarter and exceeded 20 percent in the fourth quarter on broad-based strength in our Property & Casualty (P&C) Personal and Commercial Lines businesses.

Excluding one-time charges, operating margins were up for the fifth consecutive year, hitting a record 23 percent; EBITDA (earnings before interest, taxes, depreciation, and amortization) increased more than 20 percent to a record $208 million; and earnings per share rose 25 percent. In addition, over the last five years, we've improved operating margins by nearly 1000 basis points, driving strong EVA improvement.

Cash flows continued to be outstanding, as we generated a record $127 million from operations, more than twice our net income. And finally, our balance sheet remains a source of considerable strength and flexibility, ending the year with cash of $53 million and a net debt-to-capital ratio of 18 percent.

Relentless Focus on Execution

In 2001, our strong performance resulted from a relentless focus on execution. The entire ChoicePoint team did a great job getting things done despite unprecedented economic and societal challenges.

Our mantra was to grow revenues where we could in our less cyclical insurance segment, while maintaining tight financial discipline in the more economically sensitive Business & Government Services segment. Overall, we did an excellent job of protecting margins and growing market share, positioning us well for when the economic winds are again at our backs.


SHARE PRICE
$52
$45
$38
$31
$24
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Low
High

In our WorkPlace Solutions business, for example, our customers saw significant reductions in hiring levels, so we adjusted staffing levels and reduced discretionary spending accordingly throughout the year. We gained share in a down market by adding new customers, completing acquisitions, and launching new products.

We focused considerable effort on the successful assimilation of recent acquisitions – capturing acquisition synergies is a key component of our overall strategy. We're particularly pleased with our progress integrating the DBT and ChoicePoint public records businesses. We successfully consolidated the two technology platforms and product offerings – and the resulting $20 million in savings were at the high end of the range envisioned for the transaction.

New Products and Services

Despite the soft economy during 2001, ChoicePoint launched more new products and services than ever before. WorkPlace Solutions led the way with National Criminal File, ScreenNow, and Driver Qualification File Management System.

The National Criminal File database, with more than 20 million criminal records, cost effectively broadens the "reach" of background checks. ScreenNow brings economical, simple background check capabilities to smaller organizations, which increasingly recognize the need to understand who they're hiring. And our Driver Qualification File Management System uses ChoicePoint's database expertise to help companies comply with federal driver standards. Each of these, introduced in the second half of 2001, has strong momentum heading into 2002.

In our P&C Personal Lines business, we completed development for our latest contributory database, Current Carrier, scheduled for launch in mid-2002. We also made strong progress on the new product front in our public records, direct marketing, and Insurity businesses.

Building Capabilities through Acquisitions

This past year marked another very active M&A year, as we completed seven acquisitions and brought our total to more than 25 since 1997.

In WorkPlace Solutions, four acquisitions – including the pre-employment screening and drug testing services of Pinkerton's, Inc. – expanded our market-leading position in background checks and drug testing.

In ChoicePoint Precision Marketing, the acquisition of MITI significantly enhanced our front-end database management capabilities and brought us into new verticals in the broader financial services marketplace. In the P&C Commercial Lines business, Insurity Solutions, Inc. boosted our Internet-based rating, underwriting, and customer service capabilities.

The acquisition of The Bode Technology Group, Inc., a leader in forensic DNA identification, added a significant client base in law enforcement. Bode's state-of-the-art capabilities will help us stay at the leading edge of next generation biometric identification solutions.

During 2001, we also completed the sale of the Osborn Group, the last unit of our former Health & Life Lines business. Exiting this inherently slower growth business frees up management bandwidth for more data-intensive, leverageable opportunities.

Positioned for Growth

Heading into 2002, we're better positioned than ever to meet our current customer needs. In business and government, our upgraded competitive position should prove a strong positive as the economy begins to rebound.

In our insurance segment, the P&C Personal Lines business should continue to post solid growth as we benefit from high levels of customer "comparison shopping," our ability to provide data at multiple decision points, and new value-added products such as Current Carrier. Our commercial insurance businesses should continue to benefit from increasing outsourcing trends and the introduction of new products and services.

Our new product pipeline is stronger than ever, too. In upcoming years, look for us to accelerate the pace of introductions as we leverage our extensive data resources and provide customer-centric solutions across our businesses. Additionally, ChoicePoint's "Nursery" initiatives are poised to generate solid revenue growth in upcoming years, especially as the use of biometric identification gains acceptance in a variety of industries.

We're excited about ChoicePoint's prospects for 2002, but our company's opportunities go well beyond that. As Derek pointed out earlier (page 2), the clear need for enhanced solutions to mitigate risk will affect many of our businesses for years to come.

Since going public, we've devoted considerable effort to divesting non-strategic businesses and building the data and technology capabilities to support our long-term strategies. These activities were critical, but they required a significant investment of management's time. Today, more than ever, our decks are cleared and management is focused on driving top-line growth in our core and target markets.

We didn't work this hard to get where we are today – we worked this hard to get where we're going next. Thanks for your continued support. I look forward to keeping you updated on our progress as the year unfolds.



Doug Curling
Chief Operating Officer

March 2002


ChoicePoint

FINANCIAL INFORMATION



Left to right:

Mike Wood
Chief Financial Officer

Mike Lambert
Internal Audit

David Trine
Treasurer and
Corporate Controller

Mike Wood, David Trine, and Mike Lambert (pictured above) lead ChoicePoint's finance and accounting team. In the following pages, you'll see additional members of ChoicePoint's leadership group.

ChoicePoint is committed to full disclosure of its accounting policies as well as other administrative procedures within the Company. For instance, as of December 31, 2001, the only off-balance sheet assets or liabilities are a synthetic lease on the Company's headquarters building and a receivables facility to sell receivables without recourse. In addition, in August 2001, the Company entered into a financing arrangement for up to $52 million to finance the expansion of its headquarters facilities, which will be constructed during 2002. Similarly, ChoicePoint employees may direct their retirement funds to a variety of investment vehicles, only one of which is ChoicePoint stock. Shareholders who have any questions or concerns about corporate policies and disclosure are urged to contact the Company's Investor Relations office.

Overview

ChoicePoint Inc., a Georgia corporation ("ChoicePoint" or the "Company"), is the leading provider of identification and credential verification services which transform data into Actionable Intelligence. ChoicePoint is committed to the responsible use of information and the protection of personal privacy as fundamental planks of the Company's business model. ChoicePoint's businesses are focused on two primary markets – Insurance Services and Business & Government Services.

The Insurance Services group provides information products and services used in the underwriting, claims, and marketing processes by property and casualty insurers. Insurance Services' major offerings include claims history data, motor vehicle records, credit information, and marketing and modeling services to the personal lines property and casualty market; and customized policy rating and issuance software and property inspections and audits to the commercial insurance market.

The Business & Government Services group provides information products and services and direct marketing primarily to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers, and federal, state, and local government agencies. Major offerings include pre-employment background screenings and drug testing administration services, public record searches, credential verification, due diligence information, Uniform Commercial Code searches and filings, database marketing services, and people and shareholder locator information services.

Results of Operations

Revenue and operating income for the years ended December 31, 2001, 2000, and 1999 were as follows:

(In thousands)

Year Ended December 31	**2001**	2000	1999
Revenue:			
Insurance Services	**$297,640**	$249,426	$206,659
Business & Government Services	**327,720**	283,130	230,945
Royalty	**6,808**	6,364	6,219
Divested and discontinued product lines	**23,799**	54,613	64,035
Revenue	**$655,967**	$593,533	$507,858
Operating income:			
Insurance Services	**$133,383**	$107,798	$ 85,036
Business & Government Services	**59,781**	42,858	12,811
Royalty	**4,400**	3,804	3,483
Divested and discontinued product lines	**84**	8,045	15,446
Corporate and shared expenses	**(49,278)**	(43,503)	(33,619)
Operating income before merger-related costs, unusual items, and (loss) gain on sale of business	**148,370**	119,002	83,157
Merger-related costs and unusual items	**(18,009)**	(28,949)	(2,400)
(Loss) gain on sale of businesses	**(10,853)**	–	2,513
Operating income	**$119,508**	$ 90,053	$ 83,270



Left to right:

James Lee
Corporate Communications

Desli Webb Quinby
Consumer Initiatives

Rick Stewart
EquiSearch

	Comparison of 2001 with 2000-Consolidated Results	Comparison of 2000 with 1999-Consolidated Results
Revenue	The Company's revenue grew 11%, or $62.4 million, to $656.0 million in 2001 from $593.5 million in 2000. Excluding revenue from our laboratory services business sold in August 2001 and discontinued product lines in our Business & Government Services group, revenue grew 17%. Consolidated internal revenue growth, which excludes the effect of revenue from purchased acquisitions and divestitures, was 8% in 2001. Revenue growth in 2001 resulted primarily from strong unit growth across our Insurance Services' products and services and acquisitions in our Business & Government Services group.	The Company's revenue grew 17%, or $85.7 million, to $593.5 million in 2000 from $507.9 million in 1999. Consolidated internal revenue growth was 13% in 2000. Revenue growth in 2000 resulted primarily from strong unit increases across the majority of product lines. Insurance Services' revenue from personal lines and the commercial software business and Business & Government Services' revenue from WorkPlace Solutions, Public Records, and the Direct Marketing business exhibited strong growth in 2000, offset partially by the decline in laboratory testing volume as a result of the continuing effect of Triple-X legislation on the life insurance market, which was passed by most states as of January 1, 2000. Excluding the effect of laboratory services, which was sold in August 2001, internal growth was 15% in 2000.
Operating Income	Consolidated operating income before merger-related costs, unusual items, and loss on sale of business increased 25%, or $29.4 million, to $148.4 million in 2001 from $119.0 million in 2000. Operating margins (excluding the effects of merger-related costs, unusual items, and loss on sale of business) were 22.6% in 2001 compared to 20.0% in 2000. The improvement in margins from 2000 to 2001 was primarily due to the strong revenue performance discussed above, cost synergies realized in the integration of the Company's acquisitions, and our continued focus on improving cost efficiencies. Consolidated operating income after merger-related costs, unusual items, and loss on sale of business was $119.5 million in 2001 and $90.1 million in 2000. Merger-related costs and unusual items of $18.0 million in 2001 and $28.9 million in 2000 primarily relate to the merger with DBT Online, Inc. ("DBT") and asset impairments (see Note 10 to the Consolidated Financial Statements). The loss on sale of business of $10.9 million in 2001 relates to the sale of the Company's laboratory services business in August 2001 (see Note 4 to the Consolidated Financial Statements).	Consolidated operating income before merger-related costs, unusual items, and gain on sale of business increased 43%, or $35.8 million, to $119.0 million in 2000 from $83.2 million in 1999. Operating margins (excluding the effects of merger-related costs, unusual items, and gain on sale of business) were 20% in 2000 up from 16.4% in 1999. The improvement in margins from 1999 to 2000 was a result of the strong revenue performance discussed above, cost synergies realized in the integration of the Company's public records business and continued focus on improving cost efficiencies. Consolidated operating income after merger-related costs, unusual items, and gain on sale of business was $90.1 million in 2000 and $83.3 million in 1999. Merger-related costs and unusual items of $28.9 million in 2000 primarily relate to the merger with DBT and asset impairments. Merger-related costs and unusual items of $2.4 million in 1999 relate primarily to costs incurred by DBT in DBT's merger with I.R.S.C., Inc. and asset impairments (see Note 10 to the Consolidated Financial Statements). The gain on sale of business of $2.5 million in 1999 resulted from the prepayment of a note receivable and repurchase of warrants related to the sale of the Company's life and health insurance field services and insurance claim investigative services business ("the field businesses") in December 1998 (see Note 4 to the Consolidated Financial Statements).
Interest Expense	Interest expense, net decreased from $11.7 million in 2000 to $10.5 million in 2001. Lower interest rates and lower average borrowings under the Company's credit facility, due to increased earnings and working capital management, were responsible for the decrease in interest expense. Interest expense in 2000 is also net of interest income from short-term investments of $882,000. ChoicePoint has entered into two interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term obligations (see Note 5 to the Consolidated Financial Statements).	Interest expense, net increased to $11.7 million in 2000 from $9.5 million in 1999. Higher interest rates and lower interest income from short-term investments were responsible for the increase in interest expense. Interest expense is net of interest income from short-term investments of $882,000 for 2000 and $1.7 million in 1999. Interest expense for 1999 is also net of $431,000 of interest income from notes receivable and warrants related to the sale of the field businesses.
Income Taxes	In 2001, the provision for income taxes was $58.7 million compared to $34.5 million in 2000. The increase in the tax provision is primarily a result of increased earnings and tax expense of $10.5 million related to the sale of our laboratory services business. ChoicePoint's overall effective tax rates were 39.7% (53.8% including the effect of merger-related costs, unusual items, and loss on sale of business) in 2001, down from 40.0% (44.0% including the effect of merger-related costs and unusual items) in 2000. The decrease in effective tax rates from 2000 to 2001 is primarily due to implementation of	In 2000, the provision for income taxes was $34.5 million compared to $31.6 million in 1999. The increase in the tax provision is primarily a result of increased earnings. ChoicePoint's overall effective tax rates were 40.0% (44.0% including the effect of merger-related costs and unusual items) in 2000, down from 42.8% in 1999. The decrease in effective tax rates from 1999 to 2000 is primarily due to implementation of state and local tax planning initiatives.

Business Segment Results

Insurance Services

2001 vs. 2000

Revenue from Insurance Services grew $48.2 million, or 19%, to $297.6 million from $249.4 million in 2000, driven by continued strong unit performance, the introduction of new personal lines products, and continued growth in our commercial inspection, commercial software, and marketing businesses. During 2001, the Company acquired Insurity Solutions, Inc., a provider of Internet-based rating, underwriting, and policy-servicing tools, and disposed of its laboratory services business. Excluding these transactions, comparable internal revenue growth over 2000 was 17%. Insurance Services had 2001 operating income of $133.4 million, an increase of $25.6 million, or 24%, from $107.8 million in 2000. This resulted in a record operating margin of 44.8% during 2001, compared with 43.2% in 2000, primarily as a result of the revenue growth discussed above and continued focus on improving cost efficiencies.



Don McGuffey
Data Acquisition

2000 vs. 1999

In 2000, revenue from Insurance Services grew $42.8 million, or 21%, to $249.4 million, driven by strong unit performance in personal lines products and continued volume growth from the sales of Windows-based products in the commercial software business. In 2000, the Company acquired Statewide Data Services, Inc., Practical Computer Concepts, Inc. d/b/a Fraud Defense Network, VIS'N Service Corporation, and RRS Police Records Management, Inc. Comparable internal revenue growth in Insurance Services from 1999 to 2000, excluding these acquisitions and the divestitures of ChoicePoint Limited, the Company's United Kingdom-based insurance services division, and the laboratory services business was 14%. Operating income increased $22.8 million, or 27%, to $107.8 million in 2000, resulting in an operating margin of 43.2% during 2000, compared with 41.1% in 1999, primarily as a result of the revenue growth discussed above.

Business & Government Services

2001 vs. 2000

Revenue from Business & Government Services was $327.7 million in 2001, an increase of $44.6 million, or 16%, from $283.1 million in 2000. This revenue increase was primarily due to acquisitions made in 2001, tempered by general economic conditions which impacted our base business. During 2001, the Company acquired BTi Employee Screening Services, Inc., a pre-employment background screening organization; ABI Consulting, Inc., a third-party administrator of employee drug testing programs; The Bode Technology Group, Inc., a premier provider of DNA identification services; the pre-employment and drug testing businesses of Pinkerton's, Inc., a unit of Securitas AB of Sweden; Marketing Information & Technology, Inc., a provider of large-scale direct marketing systems for Fortune 500 clients; and certain assets of National Medical Review Offices, Inc., a large provider of medical review office services. There was no comparable internal revenue growth for Business & Government Services excluding these acquisitions for 2001 compared to 2000. Business & Government Services had operating income of $59.8 million in 2001, an increase of $16.9 million, or 39%, over the prior year, resulting in an operating margin of 18.2% during 2001 compared with 15.1% in 2000. This improvement was primarily the result of the cost synergies realized in the integration of the Company's acquisitions and aggressive cost control efforts.

2000 vs. 1999

In 2000, revenue increased $52.2 million, or 23%, to $283.1 million, primarily due to strong volume growth in WorkPlace Solutions, Public Records, and the Direct Marketing business. During 2000, NSA Resources, Inc., Cat Data Group, LLC, and Drug Free Consortium, Inc. were acquired. Comparable internal revenue growth for Business & Government Services excluding these acquisitions was 16% over the prior year. Business & Government Services had operating income in 2000 of $42.9 million, an increase of $30.0 million, or 235%, over the prior year, resulting in an operating margin of 15.1% during 2000 compared with 5.5% in 1999. This improvement was primarily the result of the revenue growth discussed above and cost synergies realized in the integration of DBT into the Company's Public Records business.

Other Results

Royalty revenue from laser technology patents held by the Company increased slightly to $6.8 million in 2001 from $6.4 million in 2000 and $6.2 million in 1999. The remaining patents underlying this revenue expire between November 2004 and May 2005 (see Note 3 to the Consolidated Financial Statements).

Divested and discontinued product lines include the operating results from the laboratory services business sold in August 2001, ChoicePoint Limited, the Company's United Kingdom-based insurance division sold in January 2000, and certain other product lines which were, as a result of the merger and integration of the two public records businesses, determined to be duplicative in nature or contrary to ChoicePoint's strategic goals and, hence, discontinued (see Note 4 to the Consolidated Financial Statements).

Corporate and shared expenses included in selling, general, and administrative costs represent costs of support functions, research and development initiatives, incentives, and profit sharing that benefit both Insurance Services and Business & Government Services. The increase to $49.3 million in 2001 from $43.5 million in 2000 and $33.6 million in 1999 is primarily due to the increase in compensation expense recognized under employee stock plans and incentives, additional research and development costs for e-commerce initiatives, the Company's corporate branding campaign in 2000, and additional resources to support the growth of the Company. Corporate and shared expenses were approximately 7% of total revenue in 2001, 2000, and 1999.

Financial Condition and Liquidity

The Company's sources of cash liquidity include cash and cash equivalents, cash from operations, amounts available under credit facilities, and other external sources of funds. The Company's short-term and long-term liquidity depends primarily upon its level of net income, working capital management (accounts receivable, accounts payable and accrued expenses), and long-term debt. In August 1997, ChoicePoint entered into a $250.0 million unsecured revolving credit facility (the "Credit Facility") with a group of banks (see Note 5 to the Consolidated Financial Statements). Borrowings under the Credit Facility were $139.0 million at December 31, 2000, and $155.0 million at December 31, 2001. ChoicePoint may use additional borrowings under the Credit Facility to finance acquisitions and for general corporate cash requirements. As the current Credit Facility matures in August 2002, we anticipate entering into a new credit facility in the first half of 2002 and may desire to obtain additional long-term financing for other uses of cash or for strategic reasons. The Company anticipates no difficulty in obtaining long-term financing based on favorable experiences in the debt market in the recent past. ChoicePoint may also utilize lines of credit with two banks for overnight borrowings; however, no such borrowings were outstanding at December 31, 2001 or 2000.

Derivative financial instruments at December 31, 2001 and 2000 consist of interest rate swap agreements (see Note 5 to the Consolidated Financial Statements) entered into to limit the effect of changes in interest rates on the Company's floating rate long-term obligations and synthetic lease agreement. At December 31, 2001, the total notional amount under these swap agreements was $150 million and the Company paid a weighted average fixed rate of 6.45% during 2001 and 5.6% during 2000. Amounts currently due to or from interest rate swap counterparties are recorded as expense in the period in which they accrue. The Company does not enter into derivative financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements, estimated by the bank based on its internal valuation models, was a liability of $6.1 million at December 31, 2001 and is accounted for in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

In July 2001, to obtain an additional source of financing, the Company and certain of its subsidiaries entered into an agreement (the "Receivables Facility") with a financial institution whereby it may sell on a continuous basis, and without recourse, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company will maintain the balance in the designated pool of accounts receivable sold by selling



Left to right:

Sharyn Doanes
Human Resources

Darryl Lemecha
Chief Information Officer

undivided interests in new receivables as existing receivables are collected. The Receivables Facility is an off-balance sheet financial instrument which permits the advance of up to $100 million on the sale of accounts receivable. There were no sales of accounts receivable under the Receivables Facility during 2001.

Off-balance sheet items consist of a synthetic lease on the Company's headquarters building and a receivables facility to sell receivables without recourse.

In 1997, the Company entered into a $25 million synthetic lease agreement for the Company's headquarters building. Under the synthetic lease agreement, a third party lessor purchased the property, paid for the construction and leased the building to the Company. The lease expires in 2007, at which time the Company has the following options: renew the lease for an additional five years, purchase the building for the original cost or remarket the property. If the Company elects to remarket the property, ChoicePoint must guarantee the lessor 80% of the original cost.

The Company has accounted for this synthetic lease as an operating lease and has recorded rent expense. If the Company had elected to purchase the property instead of entering into the synthetic lease, our assets and debt would have increased by $25 million at December 31, 2001 and the Company would have recorded additional depreciation expense of $800,000 in 2001.

Additionally, in August 2001, the Company entered into a financing arrangement for up to $52 million to finance the expansion of its headquarters facilities which will be constructed in 2002.

Contractual obligations and the related future payments are as follow:

	Payments Due by Period				
(In thousands)	Total	2002	2003	2004	Thereafter
Debt	$157,225	$155,125	$ 130	$ 140	$ 1,830
Capital Lease Obligations	1,591	1,310	281	–	–
Operating Leases and Other Commitments	67,076	14,631	14,624	12,859	24,962
Total Contractual Cash Obligations	$225,892	$171,066	$15,035	$12,999	$26,792

We believe that our existing cash balance, available debt, and cash flows from operations will be sufficient to meet our working capital and capital expenditure requirements for the next twelve months. However, any material variance of our operating results from our projections or the investments in or acquisitions of businesses, products, or technologies could require us to obtain additional equity or debt financing.

Cash provided by operations increased from $101.7 million in 1999 to $110.2 million in 2000 and $127.5 million in 2001. These increases were primarily attributable to the increase in net income, as adjusted for depreciation and amortization. During 2001, ChoicePoint continued to invest in future growth and used $154.3 million for acquisitions net of cash acquired, $18.9 million for property and equipment, and $31.8 million for other asset additions (primarily purchased data files and internally developed and externally purchased software). During 2000, ChoicePoint invested $110.4 million for acquisitions net of cash acquired, $14.5 million for property and equipment, and $16.5 million for other asset additions (primarily purchased data files and internally developed and externally purchased software). In 1999, ChoicePoint used $43.9 million for acquisitions net of cash acquired, $33.6 million for additions to other assets, and $18.7 million for additions to property and equipment.

In addition to the expansion of the Company's headquarters facilities, the Company anticipates capital expenditures in the range of $50 million to $60 million in 2002, which will be used primarily for the development of a new public records technology platform, new product development, system upgrades, and other assets, including purchased data files and internally developed and externally purchased software.

Earnings before interest, taxes, depreciation, and amortization ("EBITDA") excluding merger-related costs, unusual items, and (loss) gain on sale of business increased $35.3 million, or 20%, to $207.9 million in 2001 from $172.6 million for 2000 and $131.7 million for 1999. EBITDA margins increased from 25.9% in 1999 to 29.1% in 2000 and a record 31.7% in 2001 due to ChoicePoint's strong operating performance. The Company has included EBITDA data (which is not a measure of financial performance under accounting principles generally accepted in the United States) because such data is used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity, and to determine a company's ability to service debt. EBITDA is not presented as a substitute for income from operations, net income, or cash flows from operating activities.

Economic Value Added® ("EVA") measures the value created in excess of the cost of capital used to run the business. The Company uses EVA as a performance measure to make operational, capital, and compensation decisions. EVA increased $10 million in 2001 due primarily to strong operating results and capital management.

The Company uses cash generated to invest in growing the business and to fund acquisitions and operations. Therefore, no cash dividends have been paid and the Company does not anticipate paying any cash dividends on its common stock in the near future.

New Accounting Pronouncements
Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133"), subsequently amended by SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities (see Note 3 to the Consolidated Financial Statements). The adoption of SFAS No. 133 as of January 1, 2001, resulted in a charge to Other Comprehensive Income ("OCI") of $2.8 million, net of taxes. During the year ended December 31, 2001, the Company recorded the change in value related to its cash flow hedges to OCI, which was not material.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," effective July 1, 2001 and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for the Company on January 1, 2002. SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions initiated after June 30, 2001 and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001 on December 31, 2001, and any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment (see Note 3 to the Consolidated Financial Statements). The provisions of SFAS No. 142 which apply to goodwill and intangible assets acquired prior to June 30, 2001 will be adopted by ChoicePoint on January 1, 2002. Early adoption of SFAS No. 142 is not permitted nor is retroactive application to prior period financial statements. We expect the adoption of these accounting standards will result in certain of our intangibles being subsumed into goodwill and will result in the discontinuation of amortization of these assets and goodwill; however, impairment reviews may result in future periodic write-downs. The Company will complete its initial goodwill impairment tests by June 30, 2002 and will record any impairment loss as a change in accounting in accordance with SFAS No. 142 retroactive to January 1, 2002. As a result of adoption on January 1, 2002, goodwill and certain intangible assets will no longer be amortized, and accordingly, the Company's effective tax rate is expected to decrease in fiscal 2002. The impact of intangible asset amortization that would not have been amortized pursuant to SFAS No. 142 during the year ended December 31, 2001 on a diluted earnings per share basis was $0.20.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years and should be applied prospectively (See Note 3 to the Consolidated Financial Statements). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. We are currently evaluating the impact of this statement on our Consolidated Financial Statements but do not expect its adoption will have a material impact on the consolidated results of operations or financial position.

Beginning in 2002, the Company will no longer amortize goodwill; however, impairment reviews may result in future periodic writedowns of goodwill.



Steve Ritchie
Business Development

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 3 to the Consolidated Financial Statements). The Company believes that of its significant accounting policies (see Note 3 to the Consolidated Financial Statements), the following may involve a higher degree of judgment and complexity:

Purchase price allocation: Over its history, the Company's growth has been partly driven by acquisitions. The application of the purchase method of accounting requires companies to assign values to acquired assets and liabilities, including intangible assets acquired based on their fair value. The determination of fair value for acquired assets, particularly intangible assets, requires a high degree of judgment, and estimates often involve significant subjectivity due to the lack of transparent market data or listed market prices. The Company generally uses internal cash flow models and other evaluations as well as third-party appraisals in determining the fair value of assets acquired; however, the use of different valuation models or assumptions could produce different financial results.



Michael de Janes
General Counsel
and Secretary

Impairment and other exit activities: As discussed in Note 10 to the Consolidated Financial Statements, in connection with selling and integrating certain business operations, the Company has incurred certain exit costs, generally for the accrual of remaining leasehold obligations, data contract obligations and targeted terminated employee separation costs, and asset impairment charges for data and software assets that will no longer be used. Inherent in the accruals for exit costs and the assumptions used in impairment analyses are certain significant management judgments and estimates. The Company periodically reviews and reevaluates the assumptions used for the accrual of exit costs and adjusts the accrual as necessary.

Software developed for internal use: As discussed in Note 3 to the Consolidated Financial Statements, the Company capitalizes certain direct costs incurred in the development of internal use software. Amortization of such costs as cost of sales is done on a straight-line basis generally over three to five years. The Company periodically evaluates the recoverability of capitalized costs or as changes in circumstance suggest a possible impairment may exist. Primarily in connection with the DBT merger and integration of the Company's public records businesses, capitalized software costs were written down by $2.7 million in 2001 and $2.1 million in 2000. No capitalized software costs were written down in 1999. Amortization of capitalized software costs amounted to $6.7 million, $5.9 million, and $3.7 million for the years ended December 31, 2001, 2000, and 1999.

Forward-Looking Statements

Certain written and oral statements made by or on behalf of the Company, including information in this Annual Report, constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as "should result," "are expected to," "we anticipate," "we estimate," "we project," or similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors: demand for the Company's services, product development, maintaining acceptable margins, ability to control costs, and the impact of federal, state, and local regulatory requirements on the Company's business, specifically the public records market and privacy matters affecting the Company; the ability of the Company to refinance its Credit Facility; the impact of competition and the uncertainty of economic conditions in general. Additional information concerning these risks and uncertainties is contained in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2001. Readers are cautioned not to place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made, and the Company undertakes no obligation to publicly update these statements based on events that may occur after the date of this report.

REPORT OF MANAGEMENT

ChoicePoint 2001 Annual Report

The management of ChoicePoint Inc. has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal control and related policies and procedures designed to provide reasonable assurance that assets are adequately safeguarded and that the accounting records reflect transactions executed in accordance with management's authorization.

An independent assessment of the system of internal control is performed by the Company's internal audit staff in order to confirm that the system is adequate and operating effectively. The Company's independent public accountants also consider certain elements of the internal control system in order to determine their auditing procedures for purposes of expressing an opinion on the financial statements.

The audit committee of the board of directors, consisting solely of outside directors, meets periodically with financial management, internal audit, and the independent public accountants to review internal accounting controls and accounting, auditing, and financial reporting matters.



Doug C. Curling
Chief Operating Officer



Michael S. Wood
Chief Financial Officer



David E. Trine
Treasurer and Corporate Controller

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

CHOICEPOINT 2001 ANNUAL REPORT

To ChoicePoint Inc.:

We have audited the accompanying consolidated balance sheets of ChoicePoint Inc. (a Georgia corporation) and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1999 consolidated financial statements of DBT Online, Inc. and subsidiaries, a company acquired during 2000 in a transaction accounted for as a pooling of interests as discussed in Note 2. Such statements are included in the consolidated financial statements of ChoicePoint Inc. and reflect revenue of 15% of the related consolidated total for the year ended December 31, 1999. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DBT Online, Inc. and subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ChoicePoint Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.



Atlanta, Georgia
February 15, 2002

CONSOLIDATED STATEMENTS OF INCOME

ChoicePoint 2001 Annual Report

(In thousands, except per share data) *Year Ended December 31,*	**2001**	2000	1999
Revenue	**$655,967**	$593,533	$507,858
Costs and expenses:			
Cost of services	**385,839**	343,994	312,976
Selling, general, and administrative	**121,758**	130,537	111,725
Loss (gain) on sale of businesses	**10,853**	–	(2,513)
Merger-related costs and unusual items	**18,009**	28,949	2,400
Total costs and expenses	**536,459**	503,480	424,588
Operating income	**119,508**	90,053	83,270
Interest expense, net	**10,487**	11,743	9,486
Income before income taxes	**109,021**	78,310	73,784
Provision for income taxes	**58,687**	34,488	31,587
Net income	**$ 50,334**	$ 43,822	$ 42,197
Earnings per share – basic (Notes 3 and 7)	**$ 0.81**	$ 0.73	$ 0.72
Weighted average shares – basic	**61,813**	59,871	58,596
Earnings per share – diluted (Notes 3 and 7)	**$ 0.77**	$ 0.69	$ 0.69
Weighted average shares – diluted	**65,363**	63,104	61,193

The accompanying notes are an integral part of these consolidated financial statements.



Left to right:

Moses Brown
Administration

Gail Peterson
Technology Capital Projects

CONSOLIDATED BALANCE SHEETS

ChoicePoint 2001 Annual Report

(In thousands, except par values) December 31,	**2001**	2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 53,033**	$ 44,909
Accounts receivable, net of allowance for doubtful accounts of $4,634 in 2001 and $5,787 in 2000	**128,307**	109,709
Deferred income tax assets	**7,266**	7,788
Other current assets	**24,064**	15,923
Total current assets	**212,670**	178,329
Property and equipment, net	**64,929**	68,792
Goodwill, net	**450,912**	370,232
Deferred income tax assets	**9,183**	10,244
Other	**94,698**	76,842
Total assets	**$832,392**	$704,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt and current maturities of long-term debt	**$156,426**	$ 638
Accounts payable	**34,251**	31,123
Accrued salaries and bonuses	**33,697**	29,919
Other current liabilities	**60,315**	44,659
Total current liabilities	**284,689**	106,339
Long-term debt, less current maturities	**2,390**	141,638
Postretirement benefit obligations	**43,976**	45,844
Other long-term liabilities	**16,516**	9,549
Total liabilities	**347,571**	303,370
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Preferred stock, $0.01 par value; 10,000 shares authorized, no shares issued or outstanding	**–**	–
Common stock, $0.10 par value; shares authorized – 100,000; issued – 63,371 in 2001 and 61,566 in 2000	**6,337**	6,157
Paid-in capital	**299,725**	258,796
Retained earnings	**197,960**	147,626
Cumulative other comprehensive income	**(3,635)**	(92)
Treasury stock, at cost, 794 shares in 2001 and 701 shares in 2000	**(15,566)**	(11,418)
Total shareholders' equity	**484,821**	401,069
Total liabilities and shareholders' equity	**$832,392**	$704,439

The accompanying notes are an integral part of these consolidated balance sheets.

See Notes 5 and 9 for discussion of off-balance sheet items and other commitments.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ChoicePoint 2001 Annual Report

(In thousands)	Comprehensive Income	Common Stock	Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 1998		$5,887	$186,065	$ 61,607	$ (176)	$ (9,918)	$243,465
Net income	$42,197	–	–	42,197	–	–	42,197
Unrealized loss on short-term investments	(255)	–	–	–	(255)	–	(255)
Translation adjustments	(45)	–	–	–	(45)	–	(45)
Comprehensive income	$41,897						
Restricted stock plans, net		3	2,440	–	–	–	2,443
Stock options exercised		48	6,029	–	–	–	6,077
Issuance of common stock for cash		78	24,003	–	–	–	24,081
Stock purchased by employee benefit trusts		–	–	–	–	(1,500)	(1,500)
Other		1	2,845	–	–	–	2,846
Balance, December 31, 1999		6,017	221,382	103,804	(476)	(11,418)	319,309
Net income	$43,822	–	–	43,822	–	–	43,822
Change in unrealized net loss on investments	255	–	–	–	255	–	255
Translation adjustments	129	–	–	–	129	–	129
Comprehensive income	$44,206						
Restricted stock plans, net		(6)	273	–	–	–	267
Stock options exercised		146	30,844	–	–	–	30,990
Tax benefit of stock options exercised		–	6,297	–	–	–	6,297
Balance, December 31, 2000		6,157	258,796	147,626	(92)	(11,418)	401,069
Net income	**$50,334**	–	–	**50,334**	–	–	**50,334**
Change in fair value of derivatives, net of deferred taxes of $2.4 million	**(3,635)**	–	–	–	**(3,635)**	–	**(3,635)**
Translation adjustments	**92**	–	–	–	**92**	–	**92**
Comprehensive income	**$46,791**						
Restricted stock plans, net		**10**	**2,534**	–	–	–	**2,544**
Stock options exercised		**166**	**26,433**	–	–	–	**26,599**
Common stock redeemed		–	–	–	–	**(2,176)**	**(2,176)**
Stock purchased by employee benefit trusts		**4**	**(4)**	–	–	**(1,972)**	**(1,972)**
Tax benefit of stock options exercised		–	**11,966**	–	–	–	**11,966**
Balance, December 31, 2001		**$6,337**	**$299,725**	**$197,960**	**$(3,635)**	**$(15,566)**	**$484,821**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ChoicePoint 2001 Annual Report

(In thousands) *December 31,*	**2001**	2000	1999
Cash flows from operating activities:			
Net income	**$ 50,334**	$ 43,822	$ 42,197
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**59,512**	53,619	48,588
Provision for merger-related costs and unusual items	**18,009**	28,949	2,400
Pretax loss (gain) on sale of businesses	**10,853**	–	(2,513)
Compensation recognized under employee stock plans, net	**2,544**	239	2,134
Stock issued for employee benefit plan	**–**	–	307
Tax benefit of stock options exercised	**11,966**	6,297	1,681
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:			
Accounts receivable, net	**(7,817)**	7,009	2,843
Other current assets	**(10,617)**	(5,276)	2,601
Deferred income taxes	**6,023**	4,145	3,402
Current liabilities, excluding debt	**(11,772)**	(29,111)	1,610
Other long-term liabilities, excluding debt	**(1,536)**	513	(3,560)
Net cash provided by operating activities	**127,499**	110,206	101,690
Cash flows from investing activities:			
Acquisitions, net of cash acquired	**(154,259)**	(110,376)	(43,903)
Payment of notes payable for acquisitions	**–**	–	(22,701)
Cash proceeds from sale of businesses	**49,000**	1,500	22,000
Proceeds from sales or maturities of short-term investments	**–**	16,198	9,085
Additions to property and equipment, net	**(18,880)**	(14,509)	(18,735)
Additions to other assets, net	**(31,797)**	(16,524)	(33,591)
Net cash used by investing activities	**(155,936)**	(123,711)	(87,845)
Cash flows from financing activities:			
Proceeds from Credit Facility	**90,000**	75,000	30,000
Payments on Credit Facility	**(74,000)**	(120,000)	(35,000)
Payments on other debt, net	**(1,982)**	(612)	(4,530)
Proceeds from issuance of common stock	**–**	–	24,081
Redemption of common stock	**(2,176)**	–	–
Purchases of stock held by employee benefit trusts	**(1,972)**	–	(1,500)
Proceeds from exercise of stock options	**26,599**	30,990	6,077
Net cash provided (used) by financing activities	**36,469**	(14,622)	19,128
Effect of foreign currency exchange rates on cash	**92**	(65)	(79)
Net increase (decrease) in cash and cash equivalents	**8,124**	(28,192)	32,894
Cash and cash equivalents, beginning of year	**44,909**	73,101	40,207
Cash and cash equivalents, end of year	**$ 53,033**	$ 44,909	$ 73,101

The accompanying notes are an integral part of these consolidated financial statements.

1 NATURE OF OPERATIONS

ChoicePoint Inc., a Georgia corporation ("ChoicePoint" or the "Company"), is the leading provider of identification and credential verification services, which transform data into Actionable Intelligence. ChoicePoint is committed to the responsible use of information and the protection of personal privacy as fundamental planks of the Company's business model. ChoicePoint's businesses are focused on two primary markets – Insurance Services and Business & Government Services.

The Insurance Services group provides information products and services used in the underwriting, claims, and marketing processes by property and casualty insurers. Major offerings to the personal lines property and casualty market include claims history data, motor vehicle records, credit information, and marketing and modeling services. Additionally, ChoicePoint provides customized policy rating and issuance software and property inspections and audits to the commercial insurance market. Prior to the divestiture in August 2001 (see Note 4), ChoicePoint also provided laboratory testing services and related technology solutions to the life and health insurance market.

The Business & Government Services group provides information products and services and direct marketing to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers, and federal, state, and local government agencies. Major offerings include pre-employment background screenings and drug testing administration services, public record searches, credential verification, due diligence information, Uniform Commercial Code searches and filings, database marketing services, and people and shareholder locator information searches.

2 BASIS OF PRESENTATION

ChoicePoint Inc. was established through the combination of the businesses that comprised the Insurance Services Group of Equifax Inc. ("Equifax") within a separate company and the subsequent spin-off on August 8, 1997 (the "Spinoff") of the Company's outstanding stock by Equifax as a stock dividend to the shareholders of Equifax.

The consolidated financial statements include the accounts of ChoicePoint and its subsidiaries. All material transactions between entities included in the consolidated financial statements have been eliminated.

On May 16, 2000, ChoicePoint completed a merger (the "Merger") with DBT Online, Inc. ("DBT"), a leading nationwide provider of online public records data and other publicly available information, by exchanging approximately 15.9 million shares (adjusted for stock split – Note 7) of its common stock for all of the common stock of DBT. Each share of DBT was exchanged for .525 shares (pre-split) of ChoicePoint common stock. In addition, outstanding DBT stock options were converted at the same exchange ratio into options to purchase approximately 2.7 million shares of ChoicePoint common stock. The Merger has been accounted for as a pooling of interests, and accordingly, all prior period consolidated financial statements have been restated to include the combined results of operations, financial position, and cash flows of DBT. There were no material transactions between ChoicePoint and DBT prior to the Merger. No material adjustments were required to conform the accounting policies of the two companies. The following information presents certain income statement data of ChoicePoint and DBT for the period preceding the Merger.

(In thousands)

1999	Net Revenues	Net Income
ChoicePoint	$430,143	$ 39,389
DBT	77,715	2,808
	$507,858	$ 42,197

As described in Note 10, fees and expenses related to the Merger and costs to integrate the combined companies were expensed in the second quarter of 2000 and first quarter of 2001.

3 SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements – Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," subsequently amended by SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company has designated all of its derivatives as cash flow hedges and, where applicable, linked the hedges to floating-rate liabilities on the balance sheet. The Company assesses, on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting treatment. The adoption of SFAS No. 133 as of January 1, 2001 resulted in a transition charge to Other Comprehensive Income ("OCI") of $2.8 million, net of taxes. During the year ended December 31, 2001, the Company recorded the change in value related to its cash flow hedges to OCI, which was not material.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," effective July 1, 2001 and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for the Company on January 1, 2002.

SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions initiated after June 30, 2001, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001 on December 31, 2001, and any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The provisions of SFAS No. 142, which apply to goodwill and intangible assets acquired prior to June 30, 2001, will be adopted by ChoicePoint on January 1, 2002. Early adoption of SFAS No. 142 is not permitted nor is the retroactive application to prior period financial statements. We expect the adoption of these accounting standards will result in certain of our intangibles being subsumed into goodwill and will result in the discontinuation of amortization of these assets and goodwill; however, impairment reviews may result in future periodic write-downs. The Company will complete its initial goodwill impairment tests by June 30, 2002 and will record any impairment loss as a change in accounting in accordance with SFAS No. 142 retroactive to January 1, 2002. As a result of adoption on January 1, 2002, goodwill and certain intangible assets will no longer be amortized, and accordingly, the Company's effective tax rate is expected to decrease in fiscal 2002. The impact of intangible asset amortization that would not have been amortized pursuant to SFAS No. 142 during the year ended December 31, 2001 on a diluted earnings per share basis was $0.20.

Beginning in 2002, the Company will no longer amortize goodwill; however, impairment reviews may result in future periodic writedowns of goodwill.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, and should be applied prospectively. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations in the income statement to include a component of an entity, rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. SFAS No. 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. We are currently evaluating the impact of this statement on our Consolidated Financial Statements but do not expect its adoption will have a material impact on the consolidated results of operations or financial position.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue and Expense Recognition – ChoicePoint recognizes revenue when an agreement exists, prices are determinable, services and products are delivered, and collectibility is reasonably assured. Revenues from software license and maintenance agreements are recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition." In accordance with Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," the Company records certain revenue on a net basis. Motor vehicle records registry revenue (the fee charged by states for motor vehicle records), material, shipping and postage charges in the Company's direct marketing business, and other fixed costs that are passed on by ChoicePoint to its customers ("pass-through revenue") are excluded from revenue and recorded as a reduction to cost of services in the consolidated financial statements. Pass-through revenue was $461.2 million in 2001, $395.6 million in 2000, and $393.0 million in 1999.

Property and Equipment – Property and equipment at December 31, 2001 and 2000 consisted of the following:

(In thousands)

December 31,	2001	2000
Land, buildings, and improvements	**$ 28,932**	$ 35,254
Data processing equipment and furniture	**121,531**	129,815
Less accumulated depreciation	**(85,534)**	(96,277)
	$ 64,929	$ 68,792

The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 30 to 40 years for buildings; useful lives, not to exceed lease terms, for leasehold improvements; three to eight years for data processing equipment and eight to ten years for furniture.

Goodwill and Other Assets – Except for mergers accounted for as poolings of interests, the Company accounts for all acquisitions using the purchase method of accounting. As a result, goodwill and other acquisition intangibles are recorded at the time of purchase based on internal evaluations and independent third-party appraisals. Goodwill for acquisitions prior to July 1, 2001 is amortized on a straight-line basis over ten to 40 years. Accumulated amortization was $56.7 million as of December 31, 2001 and $47.4 million as of December 31, 2000.

Other assets at December 31, 2001 and 2000 consisted of the following:

(In thousands)

December 31,	2001	2000
Other acquisition intangibles, net	**$27,180**	$16,202
System development and other deferred costs, net	**60,403**	46,923
Royalty patents, net	**4,745**	6,440
Other	**2,370**	7,277
	$94,698	$76,842

Other acquisition intangibles include software, customer relationships, data files, technology, workforce, and noncompete agreements and are being amortized on a straight-line basis over three to ten years. Accumulated amortization was $28.3 million as of December 31, 2001 and $27.1 million as of December 31, 2000.

For the years ended December 31, costs of software developed for internal use of approximately $24.9 million in 2001, $9.8 million in 2000, and $27.0 million in 1999 were capitalized and are included in system development and other deferred costs. The amounts capitalized include certain direct costs, including independent contractor and payroll costs in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." System development and other deferred costs are being amortized on a straight-line basis primarily over three to five years. Accumulated amortization was $39.4 million as of December 31, 2001 and $35.7 million as of December 31, 2000.

The Company owns a 62.5% interest in laser patent revenue relating to certain patents involving laser technology which expire between November 2004 and May 2005. Upon the expiration of the applicable patent, the Company loses its right to exclude others from exploiting the inventions claimed therein, and accordingly, the obligation of third parties to make royalty payments will cease.

The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of goodwill or other long-lived assets may warrant revision or may not be recoverable in accordance with SFAS No. 121. When factors indicate that goodwill or other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the goodwill or other assets in measuring whether the goodwill or other assets are recoverable. If the carrying amount exceeds undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying amount and its estimated fair value. For the year ended December 31, 2001, approximately $12.7 million of goodwill and other long-lived assets were written down to fair value and recognized as unusual items (Note 10).

Depreciation and Amortization Expense – Depreciation and amortization expense for 2001, 2000, and 1999 consisted of the following:

(In thousands)

Year Ended December 31,	2001	2000	1999
Property and equipment	**$23,297**	$21,582	$21,482
Goodwill	**17,516**	15,709	11,290
Other acquisition intangibles	**5,413**	4,477	5,784
Royalty patents	**1,695**	1,695	1,695
System development and other deferred costs	**11,591**	10,156	8,337
	$59,512	$53,619	$48,588

Consolidated Statements of Cash Flows – The Company considers short-term cash investments with original maturities of three months or less to be cash equivalents.

The tax payments made by ChoicePoint and DBT (in 1999) were approximately $46.6 million in 2001, $25.4 million in 2000, and $27.7 million in 1999. Interest paid on long-term debt totaled $10.0 million in 2001, $12.7 million in 2000, and $11.5 million in 1999. In June 2000, the Company sold its remaining investments in state and municipal bonds that were classified as short-term investments available for sale as of December 31, 1999.

In 2001, 2000, and 1999, the Company acquired various businesses that were accounted for as purchases (Note 4). In conjunction with these transactions, liabilities were assumed as follows:

(In thousands)

Year Ended December 31,	2001	2000	1999
Fair value of assets acquired	**$181,570**	$119,667	$45,303
Cash paid for acquisitions	**157,348**	110,613	43,229
Liabilities assumed	**$ 24,222**	$ 9,054	$ 2,074

Financial Instruments – The Company's financial instruments recorded on the balance sheet consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and debt. The carrying amounts approximate their fair values because of the short maturity of these instruments or, in the case of debt, because it bears interest at current market rates.

Derivative financial instruments at December 31, 2001 and 2000 consist of interest rate swap agreements (Note 5) entered into to limit the effect of changes in interest rates on the Company's floating rate long-term obligations and synthetic lease agreement. Amounts currently due to or from interest rate swap counterparties are recorded in expense in the period in which they accrue. The Company does not enter into derivative financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements, estimated by the bank based on its internal valuation models, was a liability of $6.1 million at December 31, 2001.

Earnings Per Share – Diluted earnings per share includes the dilutive effect of stock options (Note 7).

Reclassifications – Certain prior year amounts have been reclassified to conform with the current year presentation.

4 ACQUISITIONS AND DIVESTITURES

Acquisitions – During 2001, 2000, and 1999, the Company acquired 100% of the following businesses:

Business	Date Acquired
Marketing Information & Technology, Inc.	July 2001
Pinkerton's, Inc. (pre-employment and drug testing businesses)	July 2001
The Bode Technology Group, Inc.	Apr. 2001
National Medical Review Offices, Inc.	Apr. 2001
Insurity Solutions, Inc.	Mar. 2001
BTi Employee Screening Services, Inc.	Feb. 2001
ABI Consulting, Inc.	Feb. 2001
Drug Free Consortium, Inc.	Dec. 2000
Cat Data Group, LLC	Nov. 2000
VIS'N Service Corporation	Nov. 2000
RRS Police Records Management, Inc.	Oct. 2000
Practical Computer Concepts, Inc., d/b/a Fraud Defense Network	Mar. 2000
NSA Resources, Inc.	Feb. 2000
Statewide Data Services, Inc.	Jan. 2000
DataMart, Inc.	Nov. 1999
KnowX.com (acquired by DBT pre-Merger)	Sept. 1999
Informed (acquired by DBT pre-Merger)	Sept. 1999
Data Tracks Technology, Inc.	July 1999
Washington Document Service, Inc.	May 1999
WinShapes, Inc. (acquired by DBT pre-Merger)	May 1999

The acquisitions above were accounted for as purchases, and the results of operations from these acquisitions are included in ChoicePoint's consolidated results from the date acquired. In addition, the Company merged with DBT (Note 2) in 2000 and DBT merged with I.R.S.C., Inc. in 1999. These mergers were accounted for as poolings of interests.

In 2001, the Company acquired Marketing Information & Technology, Inc., a provider of large-scale direct marketing systems for Fortune 500 clients, based in the Boston, Massachusetts area; the pre-employment and drug testing businesses of Pinkerton's, Inc., a unit of Securitas AB of Sweden, based in Charlotte, North Carolina; The Bode Technology Group, Inc., a premier provider of DNA identification services, based in Springfield, Virginia; certain assets of National Medical Review Offices, Inc., a large provider of medical review office services, based in Los Angeles, California; Insurity Solutions, Inc., a provider of Internet-based rating, underwriting, and policy-servicing tools based in Cumming, Georgia; BTi Employee Screening Services, Inc., a pre-employment background screening organization based in Dallas, Texas; and ABI Consulting, Inc., a third-party administrator of employee drug testing programs, based in Murray, Utah.

The determination of the fair value of assets acquired requires a high degree of judgment and the use of estimates. The Company generally uses internal cash flow models, other evaluations, and third-party appraisals in determining fair values.

The 2001 acquisitions had an aggregate purchase price of $157.3 million, which was paid primarily in cash, $138.1 million was allocated to goodwill, of which $99.0 million is expected to be fully deductible for tax purposes, and $18.4 million to intangible assets, which are being amortized over three to ten years (primarily customer relationships, data files, and software). Goodwill from the 2001 acquisitions prior to July 1, 2001 of $52.4 million is amortized on a straight-line basis over 25 to 30 years and other intangible assets over three to five years. Goodwill from acquisitions after June 2001 of $85.7 million was not amortized in accordance with SFAS No. 142. Goodwill of $4.2 million was allocated to Insurance Services and $133.9 million to Business & Government Services. As of December 31, 2001, $4.9 million has been charged against total accrued transaction costs related to these acquisitions of $9.4 million. The remaining accrual will primarily be used for future lease terminations and related office closure expenses. Certain of these acquisitions are subject to contingent payment agreements based on revenue and operating profit goals over the next two to three years. The Company will record goodwill related to these contingent payment agreements as goals are met and payments are reasonably estimable and probable.

The 2000 acquisitions had an aggregate purchase price of $110.6 million, with $106.5 million allocated to goodwill and $3.3 million to intangible assets (primarily data files and software). Goodwill from the 2000 acquisitions is amortized on a straight-line basis over ten to 30 years and other intangible assets over three to five years.

The 1999 acquisitions had an aggregate purchase price of $44.4 million, with $39.2 million allocated to goodwill and $1.9 million to intangible assets (primarily data files and software). Goodwill from the 1999 acquisitions is amortized on a straight-line basis over ten to 30 years and other intangible assets over five years.

The pro forma effect of purchased acquisitions made in 2001, 2000, and 1999 is not material to the consolidated financial statements.

Divestitures – In August 2001, the Company sold its laboratory services business to Lab*One*, Inc. for $49 million and retained certain assets. The results of this business historically had been included in the Insurance Services business segment. Operating segment results have been restated for all periods to reflect the sale of this line of business (see Note 11). Consolidated operating income for the year ended December 31, 2001 includes a $10.9 million pretax loss on the sale, which includes transaction-related costs of $6.9 million, including severance and retention commitments for approximately 170 employees. Net income for the year ended December 31, 2001 includes a $21.4 million (including tax expense of $10.5 million) after-tax loss on the sale of the laboratory services business.

In November 1998, the Company entered into a strategic partnership with Experian Limited (U.K.) leading to the sale of ChoicePoint Limited, the Company's United Kingdom-based insurance services division. The sale was completed in January 2000 with no material gain on the sale of the business. In connection with the strategic partnership with Experian Limited, ChoicePoint has recognized earnings of $1.9 million in 2001 and $450,000 in 2000.

In December 1998, the Company sold its life and health insurance field underwriting services and insurance claim investigation services (collectively, the "field businesses") to PMSI Services, Inc. ("PMSI"). The field businesses were sold for approximately $23.0 million in a combination of cash of $1.0 million, a note receivable of $10.0 million, and warrants of $12.0 million. In addition, the Company retained certain net assets, primarily accounts receivable. The warrants were discounted by $4.6 million at December 31, 1998. In March 1999, ChoicePoint received $22.0 million plus interest from PMSI for the prepayment of the note receivable and the repurchase of the warrants. As a result, ChoicePoint recognized an additional net pretax gain on the sale of $2.5 million. The net pretax gain included the unamortized discount of $4.3 million less transaction-related costs, including lease termination, additional asset write-offs, and personnel-related costs of $1.8 million.

5 DEBT

Long-term debt at December 31, 2001 and 2000 was as follows:

(In thousands)

December 31,	2001	2000
Credit facility	**$155,000**	$139,000
Other long-term debt	**2,225**	2,345
Capital leases	**1,591**	931
	158,816	142,276
Less current maturities	**(156,426)**	(638)
	$ 2,390	$141,638

In August 1997, ChoicePoint entered into a $250.0 million unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility is a revolving facility expandable to $300.0 million, subject to approval of the lenders. The commitment termination date and final maturity of the Credit Facility will occur in August 2002. The Company anticipates entering into a new credit facility in the first half of 2002 and may desire to obtain additional long-term financing. The Company anticipates no difficulty in obtaining long-term financing.

Revolving loans under the Credit Facility bear interest at the following rates as applicable and selected by the Company from time to time: (1) the lender's base rate, (2) LIBOR plus the applicable margin, (3) the lender's cost of funds plus the applicable margin, and (4) the competitive bid rate offered by the syndicate lenders at their discretion. The applicable margins range from .16% to .45% per annum based on ChoicePoint's leverage ratio. The average interest rate based on the terms of the Credit Facility, and adjusted for the interest rate swap agreement discussed below, at December 31, 2001 was 5.6% and 6.9% at December 31, 2000.

The Credit Facility contains covenants customary for facilities of this type. Such covenants include limitations, in certain circumstances, on the ability of the Company and its subsidiaries to (i) effect a change of control of the Company, (ii) incur certain types of liens, and (iii) transfer or sell assets. The Credit Facility also requires compliance with financial covenants, including (i) maximum leverage and (ii) minimum fixed charge coverage.

ChoicePoint has entered into two interest rate swap agreements (the "Swap Agreements") to reduce the impact of changes in interest rates on its floating rate long-term obligations. The interest rate swap agreement hedging the Credit Facility has a notional amount of $125 million at December 31, 2001 and 2000, and matures in August 2002. The other interest rate swap agreement hedges the synthetic lease agreement (Note 9), has a notional amount of $25 million at December 31, 2001 and 2000, and matures in August 2007. The Swap Agreements involve the exchange of variable rate for fixed rate payments and effectively change the Company's interest rate exposure to a weighted average fixed rate of 6.45%. The Company is exposed to credit loss in the event of nonperformance by the other parties to the Swap Agreements. However, the Company does not anticipate nonperformance by the counterparties.

In July 2001, the Company and certain of its subsidiaries entered into an agreement (the "Receivables Facility") with a financial institution whereby it may sell on a continuous basis, and without recourse, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company will maintain the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables are collected. The Receivables Facility permits the advance of up to $100 million on the sale of accounts receivable. There were no sales of accounts receivable under the Receivables Facility during 2001.

Scheduled maturities of long-term debt subsequent to December 31, 2001 are as follows: $156.4 million in 2002, $412,000 in 2003, $140,000 in 2004, $145,000 in 2005, $155,000 in 2006, and $1.5 million thereafter. There were no short-term borrowings outstanding at December 31, 2001 or 2000.

6 INCOME TAXES

The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. The provision for income taxes consists of the following:

(In thousands)

Year Ended December 31,	2001	2000	1999
Current:			
Federal	**$51,304**	$26,642	$21,991
State	**3,827**	3,508	3,492
Foreign	**256**	193	1,889
	55,387	30,343	27,372
Deferred:			
Federal	**1,979**	2,606	3,570
State	**1,313**	1,475	657
Foreign	**8**	64	(12)
	3,300	4,145	4,215
Total	**$58,687**	$34,488	$31,587

The provision for income taxes is based upon income before income taxes, as follows:

(In thousands)

Year Ended December 31,	2001	2000	1999
United States	**$108,429**	$77,744	$68,155
Foreign	**592**	566	5,629
	$109,021	$78,310	$73,784

The provision for income taxes is reconciled with the federal statutory rate, as follows:

Year Ended December 31,	2001	2000	1999
Federal statutory rate	**35.0%**	35.0%	34.9%
State and local taxes, net of federal tax benefit	**2.5**	3.4	3.7
Tax effect resulting from foreign activities	**0.1**	–	(0.1)
Goodwill amortization	**1.7**	2.8	3.0
Merger-related costs and unusual items	**14.1**	4.0	–
Other	**0.4**	(1.2)	1.3
Overall effective rate	**53.8%**	44.0%	42.8%

Components of the Company's deferred income tax assets and liabilities at December 31, 2001 and 2000 are as follows:

(In thousands)

December 31,	2001	2000
Deferred income tax assets:		
Postretirement benefits	**$18,004**	$18,711
Reserves and accrued expenses	**7,266**	7,788
Employee compensation programs	**8,934**	7,011
Other	**2,709**	3,746
	36,913	37,256
Deferred income tax liabilities:		
Purchased software, data files, technology, and other assets	**(5,752)**	(5,241)
Depreciation	**(1,708)**	(1,046)
Deferred expenses	**(8,204)**	(7,677)
Other	**(4,800)**	(5,260)
	(20,464)	(19,224)
Net deferred income tax assets	**$16,449**	$18,032



Jim Zimbardi
Strategic Sales

7 SHAREHOLDERS' EQUITY

Stock Split – On March 7, 2001, ChoicePoint effected a three-for-two stock split in the form of a stock dividend for shareholders of record as of February 16, 2001. On November 24, 1999, ChoicePoint effected a two-for-one stock split in the form of a stock dividend for shareholders of record as of November 10, 1999. Share and per share data for all periods presented have been adjusted to reflect the splits.

Stock Options – Prior to the Spinoff, the ChoicePoint Inc. 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan") was approved for ChoicePoint and ratified by the shareholders in 1999. The Omnibus Plan authorizes grants of stock options, stock appreciation rights, restricted stock, deferred shares, performance shares, and performance units for an aggregate of 15 million shares of ChoicePoint common stock. The Omnibus Plan requires options be granted at fair market value, except the options granted as replacement options under the prior Equifax equity-based plans, with a maximum term of ten years. In connection with the Merger (Note 2), outstanding stock options under the stock option plan maintained by DBT were assumed by the Company. Stock option transactions summarized below include amounts for the Omnibus Plan and the DBT plan using the Merger exchange rate of .525 (pre-split) for each DBT option. In 2001, options for 1.9 million shares were granted at fair market value under the Omnibus Plan with a weighted average option price of $35.18.

A summary of changes in all outstanding options and the related weighted average exercise price per share is as follows:

December 31,	**2001**		2000		1999	
	Shares	**Avg. Price**	Shares	Avg. Price	Shares	Avg. Price
Balance, beginning of year	**8,989,217**	**$16.75**	9,855,997	$16.70	7,954,533	$14.72
Granted	**1,915,672**	**35.18**	1,561,668	25.73	3,109,497	23.43
Canceled	**(435,122)**	**26.18**	(938,976)	21.87	(751,616)	21.98
Exercised	**(1,589,549)**	**15.85**	(1,489,472)	23.71	(456,417)	15.72
Balance, end of year	**8,880,218**	**$20.41**	8,989,217	$16.75	9,855,997	$16.70
Exercisable at end of year	**5,024,271**	**$14.93**	4,740,632	$14.31	3,952,134	$12.11

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Remaining Contractual Life in Years	Weighted Average Exercise Price	Shares	Average Weighted Average Exercise Price
$ 0.01–$10.13	1,277,289	3.6	$ 5.51	1,277,289	$ 5.51
$10.14–$15.19	2,438,187	5.8	13.63	2,207,185	13.53
$15.20–$20.26	1,618,232	6.9	18.45	623,636	18.27
$20.27–$30.38	1,455,182	7.6	25.35	645,338	25.71
$30.39–$35.45	1,633,812	9.0	34.64	18,767	33.52
$35.46–$50.64	457,516	8.2	38.55	252,056	37.78

On a periodic basis, certain key officers and directors of ChoicePoint are granted restricted stock under the Omnibus Plan. As of December 31, 2001, 352,000 restricted shares were outstanding. The compensation cost charged against income for restricted stock plans was $5.9 million in 2001, $4.0 million in 2000, and $4.2 million in 1999.

Pro Forma Information – The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. If the Company had elected to recognize compensation cost for these plans based on the fair value at grant date as prescribed by SFAS No. 123, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table:

Year Ended December 31,	**2001**		2000		1999	
(In thousands, except per share data)	**Reported**	**Pro forma**	Reported	Pro forma	Reported	Pro forma
Net income	**$50,334**	**$40,638**	$43,822	$37,379	$42,197	$32,648
Earnings per share – basic	**0.81**	**0.66**	0.73	0.62	0.72	0.56
Earnings per share – diluted	**0.77**	**0.62**	0.69	0.59	0.69	0.53

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions. The use of ranges in 1999 was necessitated by the Merger.

Year Ended December 31,	**2001**	2000	1999
Dividend yield	**0%**	0%	0%
Expected volatility	**29%**	32%	30-51%
Risk-free interest rate	**4.6%**	6.6%	6.5-6.7%
Expected life in years	**6.53**	6.02	5-5.6
Weighted average fair value of options granted	**$15.48**	$11.09	$7.79-9.61

Shareholder Rights Plan – On October 29, 1997, the Company's board of directors adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan contains provisions to protect the Company's shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair, or inadequate takeover bids and practices that could impair the ability of the ChoicePoint board of directors to fully represent shareholders' interests. Pursuant to the Rights Plan, the ChoicePoint board of directors declared a dividend of one Share Purchase Right (a "Right") for each outstanding share of the Company's common stock as of November 14, 1997. The Rights will be represented by, and trade together with, the Company's common stock. The Rights will separate upon passage of time in certain events including the acquisition of 15% or more of the Company's common stock by a person or group of affiliated or associated persons ("Associated Persons"). The Rights will not become exercisable unless certain triggering events occur. Among the triggering events will be the acquisition of 20% or more of the Company's common stock by Associated Persons. Unless previously redeemed by the ChoicePoint board of directors, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price. The Rights will cause substantial dilution to a person or group that attempts to acquire ChoicePoint on terms not approved by the ChoicePoint board of directors. Thus, the Rights are intended to encourage persons who may seek to acquire control of ChoicePoint to initiate such an acquisition through negotiation with the board of directors.

Grantor Trusts – ChoicePoint has established two grantor trusts totaling $13.4 million plus accumulated interest earnings. The funds in the grantor trusts are used to purchase ChoicePoint common stock in the open market as previously approved by the board of directors for distribution under its various compensation and benefit plans. Funds from the grantor trusts totaling $13.4 million have been used to purchase 741,000 shares of ChoicePoint common stock, which are reflected as treasury stock, at cost, in the December 31, 2001 balance sheet. Cash remaining in the grantor trusts of approximately $1.1 million at December 31, 2001 and $623,000 at December 31, 2000 are included in cash and cash equivalents in the accompanying consolidated balance sheets.

Treasury Stock – In addition to the common stock held in the Grantor Trusts, in 2001, in accordance with the terms of the awards, ChoicePoint redeemed 53,000 shares of common stock at market price in consideration of the minimum tax obligations for restricted stock vestings at a total cost of $2.2 million.

8 EMPLOYEE BENEFITS

401(k) Profit Sharing Plan – ChoicePoint adopted a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 16% of their compensation. ChoicePoint intends to make matching contributions in the form of ChoicePoint common stock equal to a minimum of 25% of employee contributions up to the first 6% of an employee's contributions. The match made on eligible employee contributions for 2001, 2000, and 1999 was 55% in each year. Employee contributions will be invested in one of the available investment funds, as selected by the employee. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. DBT had a 401(k) plan ("DBT 401(k)") under which eligible employees could contribute up to 16% of their compensation. Under the DBT 401(k), DBT provided a match of 67% of employee contributions up to 4% of eligible compensation. Matching contributions were invested in DBT (pre-Merger) or Company (post-Merger) stock. The DBT 401(k) was frozen effective December 31, 2000. All eligible DBT employees were able to contribute to the ChoicePoint 401(k) plan effective January 1, 2001. The expense for the 401(k) profit sharing plans was $4.8 million in 2001, $4.4 million in 2000, and $3.0 million in 1999.

Employees may direct their retirement funds to a variety of investments, only one of which is ChoicePoint stock. Matching contributions are made in ChoicePoint stock.

As a result of the Spinoff, ChoicePoint agreed to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. In exchange for this obligation, Equifax made a capital contribution to ChoicePoint in the amount of $13.0 million and ChoicePoint's intercompany liability to Equifax was reduced accordingly. The expense recognized and amounts contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan was $1.7 million in 2001 and 2000 and $1.8 million in 1999.

Deferred Compensation Plan – ChoicePoint offers a deferred compensation plan to directors and certain officers of the Company which is accounted for under the provisions of EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." Under this plan, amounts earned by an officer or director may be deferred and credited with gains and losses based upon four different investment alternatives, including ChoicePoint common stock. The EITF requires that the corresponding deferred compensation liability be recorded at the current fair value of the individual's investment elections and any changes are recorded as expense in the period incurred. As of December 31, 2001, the Company has recorded a liability of $10.6 million related to this plan.

Postretirement Benefits – The Company provides certain health care and life insurance benefits for eligible retired employees. Health care benefits are provided through a trust, while life insurance benefits are provided through an insurance company. The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee.

The following table presents a reconciliation of the changes in the plan's benefit obligations and fair value of assets at December 31, 2001 and 2000:

(In thousands)

December 31,	**2001**	2000
Change in benefit obligation:		
Obligation at beginning of year	**$36,737**	$ 42,397
Service cost	**394**	343
Interest cost	**2,831**	3,217
Actuarial gain	**(4,351)**	(4,863)
Benefit payments	**(2,874)**	(4,357)
Obligation at end of year	**32,737**	36,737
Change in plan assets:		
Fair value of plan assets at beginning of year	**–**	–
Employer contributions	**2,874**	4,357
Benefit payments	**(2,874)**	(4,357)
Fair value of plan assets at end of year	**–**	–
Funded status:		
Funded status at end of year and net amount recognized	**(32,737)**	(36,737)
Unrecognized prior service cost	**(3,785)**	(6,543)
Unrecognized gain	**(10,342)**	(6,164)
Net amount recognized	**(46,864)**	(49,444)
Less current portion	**(2,888)**	(3,600)
Accrued benefit cost	**$(43,976)**	$(45,844)

The current portion is included in other current liabilities in the accompanying consolidated balance sheets.

Net periodic postretirement benefit expense (income) includes the following components:

(In thousands)

Year Ended December 31,	**2001**	2000	1999
Service cost	**$ 394**	$ 343	$ 728
Interest cost on accumulated benefit obligation	**2,831**	3,217	3,308
Amortization of prior service cost	**(1,847)**	(2,385)	(2,728)
Amortization of losses	**(371)**	–	262
Curtailment gain	**(712)**	–	(2,146)
Net periodic postretirement benefit expense (income)	**$ 295**	$ 1,175	$ (576)

Due to the divesture of the field businesses in December 1998 (Note 4), a curtailment gain was recognized effective January 1, 1999 after participant benefit elections had been made. In 2001, the Company recognized a curtailment gain due to the sale of the laboratory services business (Note 4).

The following are weighted average assumptions used in the computation of postretirement benefit expense and the related obligation:

Year Ended December 31,	**2001**	2000	1999
Discount rate used to determine accumulated postretirement benefit obligation at December 31	**7.50%**	8.00%	8.00%
Initial health care cost trend rate	**9.27%**	8.50%	9.00%
Ultimate health care cost trend rate	**5.00%**	6.00%	6.00%
Year ultimate health care cost trend rate reached	**2007**	2005	2005

If the health care cost trend rate were increased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 2001 would have increased 10.6%. The effect of such a change on the aggregate of service and interest cost for 2001 would have been an increase of 9.7%. If the health care cost trend rate were decreased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 2001 would have decreased 8.0%. The effect of such a change on the aggregate of service and interest cost for 2001 would have been a decrease of 7.5%.

The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

9 COMMITMENTS AND CONTINGENCIES

Leases – The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $19.4 million in 2001, $15.9 million in 2000, and $12.9 million in 1999. Included in these operating leases is a $25 million synthetic lease agreement which ChoicePoint entered into in 1997 for the Company's headquarters building. Under the synthetic lease agreement, a third party lessor purchased the property, paid for the construction and leased the building to the Company. The lease expires in 2007, at which time the Company has the following options: renew the lease for an additional five years, purchase the building for the original cost or remarket the property. If the Company elects to remarket the property, ChoicePoint must guarantee the lessor 80% of the original cost.

The Company has accounted for this synthetic lease as an operating lease and has recorded rent expense. If the Company had elected to purchase the property instead of entering into the synthetic lease, assets and debt would have increased by $25 million at December 31, 2001 and the Company would have recorded additional depreciation expense of $800,000 in 2001.

Additionally, in August 2001, the Company entered into a financing arrangement for up to $52 million to finance the expansion of the Company's headquarters facilities which will be constructed in 2002.

Future minimum payment obligations for noncancelable operating leases exceeding one year, net of subleases and assuming the utilization of the full notional amount under the synthetic lease and the construction commitment as of 2003, are as follows as of December 31, 2001:

(In thousands)

Year	Amount
2002	$14,631
2003	14,624
2004	12,859
2005	11,018
2006	8,353
Thereafter	5,591
	$67,076

Change in Control Provisions in Employment Agreements – The Company has entered into employment agreements with certain executive officers which provide severance pay and benefits in the event of a "change in control" of ChoicePoint. At December 31, 2001, the maximum contingent liability under the agreements or plans was approximately $47.1 million. In addition, the Company's restricted stock and stock option plans provide that all outstanding grants under the Omnibus Plan shall become fully vested in the event of a change in control.

Litigation – A limited number of lawsuits seeking damages are brought against the Company each year. The Company provides for estimated legal fees and settlements relating to pending lawsuits. In the opinion of management, the ultimate resolution of these matters will not have a materially adverse effect on the Company's financial position, liquidity, or results of operations. In connection with the royalty patents held by the Company, the Company is from time to time involved in litigation with alleged infringers of the patents. The Company regards all such lawsuits as occurring in the ordinary course of business.



Left to right:

John Karr
Compensation & Benefits

John Mongelli
Investor Relations

10 MERGER COSTS AND UNUSUAL ITEMS

The Company recorded merger-related costs and unusual items of $18.0 million in 2001, $28.9 million in 2000, and $2.4 million in 1999. The categories of costs incurred and the accrued balances at December 31, 2001 are summarized below:

(In thousands)	**Remaining Accrual at December 31, 2001**	**2001 Expense**	2000 Expense	1999 Expense
Transaction costs	**$ –**	**$ –**	$11,579	$ –
Personnel-related costs	**72**	**1,832**	3,780	–
Other merger integration costs	**381**	**2,433**	3,629	817
Asset impairments	**–**	**12,693**	6,954	732
Nonmerger severance	**257**	**982**	2,353	451
Other one-time charges	**60**	**69**	654	400
	$770	**$18,009**	$28,949	$2,400

In the first quarter of 2001, the personnel-related costs of $1.8 million consisted primarily of stay bonuses for services rendered through March 31, 2001 and severance and termination benefit costs primarily related to the integration of the two public records platforms and related sales and marketing departments. Other merger integration costs of $2.4 million consisted primarily of data contract and lease exit costs. Asset impairments of $12.7 million primarily reflected the write-down of equipment and other long-lived assets deemed to be impaired based on the integration plan for the two public records platforms which was finalized in the first quarter of 2001. In the second quarter of 2000, transaction costs of approximately $11.6 million included investment banking, legal, and printing fees and other costs directly related to the Merger. Personnel-related costs of approximately $3.8 million consisted of benefit plan exit costs and stay bonuses for services rendered through June 30, 2000 and severance. Other merger integration costs primarily include the elimination of duplicative data contracts. Asset impairments of approximately $7.0 million represent the write-down of goodwill and other long-lived assets, including internally developed software. The 1999 other merger integration costs include merger-related costs incurred by DBT in DBT's merger with I.R.S.C., Inc.

Inherent in the accrual of exit costs and assumptions used in impairment analyses are certain management judgments and estimates. The Company periodically reviews and reevaluates these assumptions and adjusts them and the related accruals as necessary.

11 SEGMENT DISCLOSURES

ChoicePoint's operations are organized along its product lines and include two reportable segments: Insurance Services ("Insurance") and Business & Government Services ("B&G"). See Note 1 for a description of each service group. The accounting policies of the segments are the same as those described in Note 3. Substantially all of the Company's operations are located in the United States, and no one customer represents more than 10% of total operating revenue.

	December 31, 2001			December 31, 2000			December 31, 1999		
(In thousands)	**Revenue**	**Pro forma Operating Income[b]**	**Operating Income**	Revenue	Pro forma Operating Income[b]	Operating Income	Revenue	Pro forma Operating Income[b]	Operating Income
Insurance	**$297,640**	**$136,624**	**$133,383**	$249,426	$110,556	$107,798	$206,659	$ 86,213	$85,036
B&G	**327,720**	**73,406**	**59,781**	283,130	54,748	42,858	230,945	21,862	12,811
Royalty (Note 3)	**6,808**	**4,400**	**4,400**	6,364	3,804	3,804	6,219	3,483	3,483
Divested and discontinued	**23,799**	**887**	**84**	54,613	9,250	8,045	64,035	16,651	15,446
Corporate and shared[a]	**–**	**(49,278)**	**(49,278)**	–	(43,503)	(43,503)	–	(33,619)	(33,619)
Merger-related costs and unusual items (Note 10)	**–**	**(18,009)**	**(18,009)**	–	(28,949)	(28,949)	–	(2,400)	(2,400)
(Loss) gain on sale of business	**–**	**(10,853)**	**(10,853)**	–	–	–	–	2,513	2,513
Total	**$655,967**	**$137,177**	**$119,508**	$593,533	$105,906	$ 90,053	$507,858	$94,703	$ 83,270

(In thousands) December 31,	Insurance	B&G	Royalty	Divested & Discontinued	Unallocated & Other[c]	Total
2001						
Assets[d]	**$212,494**	**$529,846**	**$ 5,902**	**$ –**	**$84,150**	**$832,392**
Depreciation and amortization	**12,338**	**38,582**	**1,700**	**3,078**	**3,814**	**59,512**
2000						
Assets[d]	199,607	376,800	7,586	65,933	54,513	704,439
Depreciation and amortization	11,185	31,976	1,703	5,979	2,776	53,619
1999						
Assets[d]	134,164	390,488	10,435	85,243	47,450	667,780
Depreciation and amortization	9,110	29,185	1,707	6,195	2,391	48,588

[a]Corporate and shared expenses represent costs of support functions, research and development initiatives, incentives, and profit sharing that benefit both segments.

[b]Pro forma operating income represents operating results as if SFAS No. 142 was effective January 1, 1999.

[c]Unallocated and Other includes certain corporate items and eliminations that are not allocated to the segments.

[d]Where not specifically identifiable, assets have been allocated to segments based on management estimates.

12 RELATED PARTY TRANSACTIONS

Three directors and shareholders of ChoicePoint are directors of The Home Depot, Inc. During 2001, the Company performed services for The Home Depot, Inc. through the Business & Government Services segment totaling approximately $4.0 million. These services were the result of arm's length negotiations in the ordinary course of business.

Invemed Associates, Inc. ("Invemed") prior to the Merger had, from time to time, provided financial advisory services to DBT, for which customary compensation has been paid. In connection with DBT's offering of shares in October 1999, Invemed performed certain investment banking services for DBT for which Invemed received fees of $4.0 million. The applicable portion of these fees was offset against the capital funds received by DBT for the offering. A director and shareholder of DBT (pre-Merger) and of the Company is Chairman of the Board, Chief Executive Officer, and President of Invemed and is the principal shareholder of Invemed's parent company. Invemed has not performed any services for the Company since the Merger nor does the Company have any current plans to utilize its services in the future.

13 QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 2001 and 2000:

(In thousands, except per share data) Year Ended December 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	**$155,681**	**$162,806**	**$172,851**	**$164,629**	**$655,967**
Operating income, excluding merger costs, unusual items, and loss on sale of business	**33,445**	**35,581**	**38,415**	**40,929**	**148,370**
Operating income	**15,436**	**35,581**	**27,562**	**40,929**	**119,508**
Net income	**7,213**	**19,921**	**12**	**23,188**	**50,334**
Earnings per share – diluted	**0.11**	**0.31**	**0.00**	**0.35**	**0.77**
Year Ended December 31, 2000					
Revenue	$146,720	$148,486	$151,504	$146,823	$593,533
Operating income, excluding merger costs, and unusual items	24,300	28,190	32,126	34,386	119,002
Operating income (loss)	24,300	(759)	32,126	34,386	90,053
Net income (loss)	12,601	(5,778)	17,513	19,486	43,822
Earnings per share – diluted	0.20	(0.10)	0.28	0.30	0.69

Operating income decreased in the first quarter of 2001 and the second quarter of 2000 due to $18.0 million and $28.9 million of charges for merger-related costs and unusual items (Note 10) and the loss on sale of business in the third quarter of 2001 of $10.9 million (Note 4). The net effect of these items on net income (loss) was $11.4 million or $0.18 per share in first quarter 2001, $21.4 million or $0.33 per share in third quarter 2001, and $20.6 million or $0.34 per share in 2000.

Information About ChoicePoint

ChoicePoint Inc., a publicly traded company headquartered in the Atlanta suburb of Alpharetta, GA, is the leading provider of identification and credential verification services to insurance, business, government, and individual customers. It employs more than 5,000 people at locations from coast to coast in the United States.

Corporate Headquarters

ChoicePoint Inc.
1000 Alderman Drive
Alpharetta, GA 30005
770-752-6000
www.choicepoint.net

Annual Meeting

The Annual Meeting of Shareholders will be held on April 25, 2002 at ChoicePoint's headquarters, 1000 Alderman Drive, Alpharetta, GA 30005. Shareholders are encouraged to attend the meeting, which will begin at 11 am local time. Alpharetta is located in the Atlanta area.

Market Information

ChoicePoint common stock trades on the world's largest financial market, the New York Stock Exchange (NYSE), under the symbol "CPS." Shareholders will find volume and pricing information in leading financial publications as well as the Investor Relations section of ChoicePoint's Web site (www.choicepoint.net).

As of March 1, 2002, there were 63.7 million common shares outstanding and ChoicePoint common stock was held by approximately 4,290 shareholders of record.

Quarterly Stock Performance

ChoicePoint common stock first traded on August 8, 1997 at a price – adjusted for a two-for-one stock split effective November 24, 1999 and a three-for-two split effective March 7, 2001 – of $11.92. Shown below, on that adjusted basis, are high and low sale prices for each quarter of 2000 and 2001. Since ChoicePoint went public, share price has increased by an average of nearly 40 percent annually.

	High	Low
Q1 2000	$28.04	$22.00
Q2 2000	30.33	21.67
Q3 2000	32.25	26.67
Q4 2000	44.67	28.17
Q1 2001	$42.83	$29.54
Q2 2001	42.65	32.17
Q3 2001	43.62	36.15
Q4 2001	51.99	37.50

Employment Information

ChoicePoint's successful strategy for growth, coupled with the increased need for identification and credential verification services in today's society, has created rewarding career opportunities at the equal opportunity employer. To learn more about those opportunities, contact:

Human Resources
ChoicePoint Inc.
1000 Alderman Drive
Alpharetta, GA 30005

Investor Information

The Investor Relations section of ChoicePoint's corporate Web site (www.choicepoint.net) contains a wealth of valuable information, ranging from financial news releases and filings to archived (audio) copies of investor conference calls. For additional information, or to obtain copies of the Form 10-K, Form 10-Q, or other materials, please contact:

John Mongelli
Vice President, Investor Relations
Email: investors@choicepoint.net
Phone: 770-752-6171

ChoicePoint Inc.
1000 Alderman Drive
Alpharetta, GA 30005

Financial reports can also be obtained from ChoicePoint's Web site.

Conference Calls

ChoicePoint conducts quarterly conference calls to discuss financial performance and other issues of importance to investors. To learn about scheduled calls, hear archived copies of previous calls, and to listen in to live Webcasts, visit the Web site at www.choicepoint.net.

Analyst Coverage

A number of leading Sell Side financial analysts and investment advisory services produce investment research on ChoicePoint. For an up-to-date list, see the Investor Relations section of the ChoicePoint Web site, www.choicepoint.net.

Dividend Policy

ChoicePoint has not paid any dividends since it became public, and it does not anticipate paying any in the near future.

Independent Public Accountants

Arthur Andersen LLP
Atlanta, GA

Transfer Agent and Registrar

Shareholders with questions concerning the transfer of shares, lost certificates, changes of address, or other issues should contact ChoicePoint's transfer agent and registrar:

SunTrust Bank
P.O. Box 4625
Atlanta, GA 30302
800-568-3476

Trademarks

ChoicePoint, C.L.U.E., Commercial Intellisys, AutroTrackXP, C.L.A.W.S., Qualifier.net, LienGuard, and Esteem are registered trademarks; the ChoicePoint logo, Actionable Intelligence, ScreenNow, Producer Intellisys, VendorScreen Plus, Smarter Decisions.Safer World., ChoicePoint Attract, ChoiceDocs, NCF and ChoicePoint Direct*Link* are trademarks; and Signal IVS, RenterData, Current Carrier, DEBTOR Discovery, VIN Services and Market*View* are service marks of ChoicePoint Asset Company.

BOARD OF DIRECTORS AND ELECTED OFFICERS

As of March 1, 2002

Directors

Derek V. Smith[1]
Chairman, President, and Chief Executive Officer
ChoicePoint Inc.
Director Since 1997

Doug C. Curling[3]
Chief Operating Officer
ChoicePoint Inc.
Director Since 2000

Ron D. Barbaro[2,4]
Chairman and Chief Executive Officer
Ontario Lottery and Gaming Corporation
Gaming Entertainment Crown Agency
Director Since 1997

Charles G. Betty[4]
President and Chief Executive Officer
EarthLink, Inc.
Provider of DSL Technology and Internet Access Solutions
Director Since 2000

Thomas M. Coughlin[3,5]
President and Chief Executive Officer
Wal-Mart Stores & Supercenters U.S.A.
Leading International Retailer
Director Since 2001

James M. Denny[1,2]
Retired Vice Chairman
Sears, Roebuck & Co.
Major U.S. Retailer
Director Since 1997

Bonnie G. Hill[3,5]
President
B. Hill Enterprises LLC
Corporate Governance Consulting Firm
Director Since 2001

Kenneth G. Langone[4,5]
Chairman, President, and Chief Executive Officer
Invemed Associates LLC
Investment Banking and Brokerage Firm
Director Since 2000

Bernard Marcus[1]
Co-Founder
The Home Depot, Inc.
Home Improvement Retailer
Director Since 2000

Charles I. Story[2]
President and Chief Executive Officer
INROADS, Inc.
Non-Profit Training and Development Organization
Director Since 1997

Board Committees

1. Executive Committee
2. Audit Committee
3. Privacy Committee
4. Management Compensation & Benefits Committee
5. Corporate Governance & Nominating Committee

Elected Officers

Derek V. Smith
Chairman, President, and
Chief Executive Officer
Joined Company 1997*
Current Position Since 1999

Doug C. Curling
Chief Operating Officer
Joined Company 1997*
Current Position Since 1999

David T. Lee
Executive Vice President
Joined Company 1997*
Current Position Since 1999

Michael S. Wood
Chief Financial Officer
Joined Company 2000
Current Position Since 2000

J. Michael de Janes
General Counsel and
Secretary
Joined Company 1997*
Current Position Since 1998

David E. Trine
Treasurer and
Corporate Controller
Joined Company 1997*
Current Position Since 2000

*Also member of the ChoicePoint senior management team prior to the company going public in 1997

BOARD OF DIRECTORS



Standing, left to right:

Bernard Marcus, Ron D. Barbaro, James M. Denny, Charles I. Story, Charles G. Betty, Thomas M. Coughlin

Seated, left to right:

Kenneth G. Langone, Derek V. Smith, Bonnie G. Hill, Doug C. Curling

Corporate Governance

The Board of Directors of ChoicePoint Inc., comprised of respected leaders from business, finance, and social services, is committed to maintaining the highest standards of corporate behavior and corporate governance. On January 31, 2002, the Board of Directors formalized this long-standing commitment by creating a Corporate Governance & Nominating Committee to oversee corporate governance issues consistent with its fiduciary responsibility to its shareholders.

Designed and produced by Corporate Reports Inc./Atlanta

Principal photography by Arnold Zann Printing by Williams Printing Company



1000 ALDERMAN DRIVE ALPHARETTA, GEORGIA 30005 WWW.CHOICEPOINT.NET
770.752.6000


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Visit ChoicePoint's Web site at www.choicepoint.net to learn more about how we provide businesses and individuals the information they trust and depend upon to make smarter decisions that create a safer world.